United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Financial Statements December 31, 2020

IFRS in US$

Vale S.A. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards  as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The consolidated financial statements of the Company as of December 31, 2018 and for the year then ended were audited by other auditors whose report dated April 18, 2019 expressed an unqualified opinion on those financial statements.

Change in accounting principle

As discussed in Note 2(d) to the consolidated financial statements, the Company changed the manner in which it accounts for leases on January 1st, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers, Rua do Russel 804, 6º e 7º, Edifício Manchete, Rio de Janeiro, RJ, Brasil, 22210-907, T: +55 (21) 3232 6112, www.pwc.com.br

Vale S.A.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Vale S.A.

Brumadinho's dam failure

As described in Note 23 to the consolidated financial statements, the Company has incurred costs and recorded provisions, as a consequence of the Brumadinho's dam failure, which occurred in January 25, 2019. The provision amounted to US$ 6,864 million as of December 31, 2020. Management applied significant judgment in determining the value of these provisions, including subsequent reviews, which involved the use of significant estimates and assumptions with respect to: (i) the engineering projects and the total expected costs to carry out all de-characterization projects related to the dams built under the upstream method; and (ii) the valuation of the costs to carry out the remediation of the environmental and social impacts of the event in accordance with the agreements reached with the relevant authorities and others. The assumptions used in developing these estimates, with the support of management's specialists, included among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) number of individuals entitled to the indemnification payments. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of event, the amounts recognized and disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the Brumadinho's dam failure provisions is a critical audit matter are that there were significant judgments by management, including the use of specialists, when developing the estimates of: (i) the engineering projects and the total expected costs to carry out all de-characterization projects related to the dams, and (ii) valuation of the costs related to the agreements reached by the Company. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence related to the data, methods and assumptions used by management and its specialists in developing these estimates to evaluate management's valuation and significant assumptions used. Also, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of cost and provision recorded in relation to the Brumadinho's dam failure. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates and cost provisions, and the assessment of costs in accordance with the agreements reached, and whether these were consistent with internal and external evidence available or obtained in other areas of the audit. The work of Company’s specialists was used in performing the procedures to evaluate the reasonableness of these estimates. As a basis for using this work, the specialists' qualifications and objectivity were understood, as well as the methods and assumptions used by them. The procedures also included tests of the data used by the management´s specialist and an understanding of the specialists' findings. In addition, professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used in the engineering projects set out by management.

Vale S.A.

Assessment of goodwill and other long lived non-financial assets for impairment

As described in Notes 4 and 18 to the consolidated financial statements, the Company's goodwill balance was US$ 3,299 million as of December 31, 2020, comprised by the goodwill allocated to the Ferrous Minerals segment, in the amount of US$ 1,373 million and the goodwill allocated to the Base Metals segment, in the amount of US$ 1,926 million. As described in Note 18, management conducts an impairment test of goodwill on an annual basis, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment indicators for the other long lived non-financial assets, such as intangible, property plant and equipment and investments in associate companies and joint ventures. Potential impairment is identified by comparing the fair value less costs to disposal (FVLCD) of a cash generating unit (CGU) to its carrying value, including goodwill. Fair value is generally estimated by management using a discounted cash flow model. Management’s cash flow projections for the CGUs included significant judgments and assumptions relating to (i) long-term future metal prices; and (ii) discount rates. During 2020, due to the decision to exit New Caledonian operation, included in Base Metals segment, the Company recorded an impairment charge of US$ 882 million and then classified New Caledonian operation as held for sale.

The principal considerations for our determination that performing procedures relating to impairment tests for goodwill and other long lived non-financial assets is a critical audit matter are that there were significant judgments by management when developing the fair value measurement of each CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's cash flow projections and significant assumptions, related to long-term future metal prices and discount rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls related to management's goodwill and other long lived non-financial assets impairment assessment, including controls over the valuation of each CGU. These procedures also included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the long-term future metal prices and discount rates. Evaluating these management´s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of each CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model, and the long-term future metal prices and the discount rate assumptions.

Vale S.A.

Tax litigation

As described in Note 26 to the consolidated financial statements, the Company recognized provisions for tax litigations in the amount of US$ 485 million and disclosed contingent liabilities related to tax litigation in the amount of US$ 6,911 million. The Company recognizes a provision for tax litigation in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company’s specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In case of income tax pending litigations, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authorities will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes: (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred; or (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax litigation are a critical audit matter are that there were significant judgments by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will not accept the income tax pending litigation, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether unfavorable outcomes is reasonably possible or probable and reasonably estimable and evaluating the sufficiency of the Company's tax litigation contingencies disclosures. The work of Company’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims. As a basis for using this work, the specialists' qualifications and objectivity were understood, as well as the methods and assumptions used by them. The procedures also included an evaluation of the specialists' findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes of the main tax litigation claims.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, RJ, Brazil

February 25, 2021

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers, Rua do Russel 804, 6º e 7º, Edifício Manchete, Rio de Janeiro, RJ, Brasil, 22210-907, T: +55 (21) 3232 6112, www.pwc.com.br

Management’s Report on Internal Control over Financial Reporting

The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Vale’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting are effective as of December 31, 2020.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 25th, 2021.

Eduardo de Salles Bartolomeo

Chief Executive Officer

Luciano Siani

Chief Financial Officer and Investors Relations

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

			Year ended December 31,
	Notes		2020	2019	2018
Net operating revenue	4	(d)	40,018	37,570	36,575
Cost of goods sold and services rendered	5	(a)	(19,039)	(21,187)	(22,109)
Gross profit			20,979	16,383	14,466

Operating expenses
Selling and administrative expenses	5	(b)	(554)	(487)	(523)
Research and evaluation expenses			(443)	(443)	(373)
Pre-operating and operational stoppage	23		(887)	(1,153)	(271)
Brumadinho event	23		(5,257)	(7,402)	-
Other operating expenses, net	5	(c)	(752)	(505)	(445)
			(7,893)	(9,990)	(1,612)
Impairment and disposals of non-current assets	18		(2,243)	(5,074)	(899)
Operating income			10,843	1,319	11,955

Financial income	6		375	527	423
Financial expenses	6		(3,283)	(3,746)	(2,314)
Other financial items, net	6		(1,903)	(194)	(3,066)
Equity results and other results in associates and joint ventures	14 and 24		(1,063)	(681)	(182)
Income (loss) before income taxes			4,969	(2,775)	6,816

Income taxes	8
Current tax			(3,398)	(1,522)	(752)
Deferred tax			2,960	2,117	924
			(438)	595	172

Net income (loss) from continuing operations			4,531	(2,180)	6,988
Net income (loss) attributable to noncontrolling interests			(350)	(497)	36
Net income (loss) from continuing operations attributable to Vale’s stockholders			4,881	(1,683)	6,952

Discontinued operations
Loss from discontinued operations			-	-	(92)
Loss from discontinued operations attributable to Vale’s stockholders			-	-	(92)

Net income (loss)			4,531	(2,180)	6,896
Net income (loss) attributable to noncontrolling interests			(350)	(497)	36
Net income (loss) attributable to Vale’s stockholders			4,881	(1,683)	6,860

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share:	9
Common share (US$)			0.95	(0.33)	1.32

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Year ended December 31,
	2020	2019	2018
Net income (loss)	4,531	(2,180)	6,896
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(9,160)	(1,677)	(6,762)
Retirement benefit obligations (note 27)	(88)	(126)	41
Fair value adjustment to investment in equity securities (note 19)	101	(184)	60
Transfer to reserve	-	-	(16)
Total items that will not be subsequently reclassified to income statement, net of tax	(9,147)	(1,987)	(6,677)

Items that may be subsequently reclassified to income statement
Translation adjustments	4,203	1,111	3,899
Net investments hedge (note 19)	(578)	(74)	(543)
Cash flow hedge (note 19)	(105)	102	-
Transfer of realized results to net income	135	-	(78)
Total of items that may be subsequently reclassified to income statement, net of tax	3,655	1,139	3,278
Total comprehensive income (loss)	(961)	(3,028)	3,497

Comprehensive income (loss) attributable to noncontrolling interests	(318)	(512)	(84)
Comprehensive income (loss) attributable to Vale’s stockholders	(643)	(2,516)	3,581
From continuing operations	(643)	(2,516)	3,589
From discontinued operations	-	-	(8)
	(643)	(2,516)	3,581

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Year ended December 31,
	2020	2019	2018
Cash flow from operations (a)	17,030	15,623	15,365
Interest on loans and borrowings paid (note 22)	(755)	(1,186)	(1,121)
Derivatives received (paid), net (note 19)	(34)	(324)	(67)
Interest on participative stockholders’ debentures paid (note 21)	(183)	(194)	(148)
Income taxes (including settlement program)	(1,736)	(1,809)	(1,128)
Net cash provided by operating activities	14,322	12,110	12,901

Cash flow from investing activities:
Capital expenditures	(4,430)	(3,704)	(3,784)
Additions to investments (note 14)	(131)	(76)	(23)
Acquisition of subsidiary, net of cash (note 15)	-	(926)	-
Proceeds from disposal of assets and investments	426	142	1,481
Dividends received from associates and joint ventures (note 14)	173	353	245
Judicial deposits and restricted cash related to Brumadinho event (note 23)	(9)	(1,638)	-
Short-term investment	630	(828)	(50)
Investment fund applications	(824)	-	-
Other investments activities, net (i)	(504)	(312)	2,290
Net cash provided by (used in) investing activities	(4,669)	(6,989)	159

Cash flow from financing activities:
Loans and borrowings from third-parties (note 22)	6,800	3,142	1,225
Payments of loans and borrowings from third-parties (note 22)	(6,064)	(5,417)	(7,841)
Payments of leasing (note 22)	(219)	(224)	-
Dividends and interest on capital paid to stockholders (note 28)	(3,350)	-	(3,313)
Dividends and interest on capital paid to noncontrolling interest	(14)	(184)	(182)
Share buyback program	-	-	(1,000)
Transactions with noncontrolling stockholders (note 15)	171	(812)	(17)
Net cash used in financing activities	(2,676)	(3,495)	(11,128)

Net cash used in discontinued operations	-	-	(46)

Increase in cash and cash equivalents	6,977	1,626	1,886
Cash and cash equivalents in the beginning of the year	7,350	5,784	4,328
Effect of exchange rate changes on cash and cash equivalents	(825)	(60)	(313)
Effects of disposals of subsidiaries, net of cash and cash equivalents	(15)	-	(117)
Cash and cash equivalents at end of the year	13,487	7,350	5,784

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	70	140	194

Cash flow from operating activities:
Income (loss) before income taxes	4,969	(2,775)	6,816
Adjusted for:
Provisions related to Brumadinho event (note 23)	4,748	6,550	-
Equity results and other results in associates and joint ventures (note 14)	1,063	681	182
Impairment and disposal of non-current assets (note 18)	2,243	5,074	899
Depreciation, depletion and amortization	3,234	3,726	3,351
Financial results, net (note 6)	4,811	3,413	4,957
Changes in assets and liabilities:
Accounts receivable	(2,540)	(25)	(156)
Inventories	(180)	110	(817)
Suppliers and contractors (ii)	(267)	655	(376)
Provision - Payroll, related charges and other remunerations	222	(94)	(11)
Proceeds from streaming transactions (note 7)	-	-	690
Payments related to Brumadinho event (note 23) (iii)	(809)	(989)	-
Other assets and liabilities, net	(464)	(703)	(170)
Cash flow from operations (a)	17,030	15,623	15,365

(i) Includes loans and advances from/to related parties. For the year ended December 31, 2018, includes proceeds received from Nacala project finance (note 29) in the amount of US$2,572.

(ii) Includes variable lease payments.

(iii) In addition, the Company has incurred in expenses in the amount of US$510 and US$730 for the year ended December 31, 2020 and 2019, respectively. Therefore, in 2020, the Company has disbursed a total amount of US$1,319 in relation to the Brumadinho event (2019: US$1,719).

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes		December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	22		13,487	7,350
Short-term investments	22		771	826
Accounts receivable	10		4,993	2,529
Other financial assets	13		329	607
Inventories	11		4,061	4,274
Recoverable taxes	12		509	922
Others			253	534
			24,403	17,042

Non-current assets
Judicial deposits	26	(c)	1,268	3,133
Other financial assets	13		1,784	2,661
Recoverable taxes	12		1,091	1,204
Deferred income taxes	8	(a)	10,335	9,217
Others			651	583
			15,129	16,798

Investments in associates and joint ventures	14		2,031	2,798
Intangibles	16		9,296	8,499
Property, plant and equipment	17		41,148	46,576
			67,604	74,671
Total assets			92,007	91,713

Liabilities
Current liabilities
Suppliers and contractors			3,367	4,107
Loans, borrowings and leases	22		1,136	1,439
Other financial liabilities	13		1,906	1,404
Taxes payable			952	512
Settlement program (“REFIS”)	8	(d)	340	431
Liabilities related to associates and joint ventures	24		876	516
Provisions	25		1,826	1,230
Liabilities related to Brumadinho	23		1,910	1,568
De-characterization of dams	23		381	309
Dividends payable	28		1,220	1,560
Others			680	769
			14,594	13,845
Non-current liabilities
Loans, borrowings and leases	22		13,891	13,408
Participative stockholders’ debentures	21		3,413	2,584
Other financial liabilities	13		4,612	1,788
Settlement program (“REFIS”)	8	(d)	2,404	3,476
Deferred income taxes	8	(a)	1,770	1,882
Provisions	25		8,434	8,493
Liabilities related to Brumadinho	23		2,665	1,415
De-characterization of dams	23		1,908	2,180
Liabilities related to associates and joint ventures	24		1,198	1,184
Streaming transactions	7		2,005	2,063
Others			292	402
			42,592	38,875
Total liabilities			57,186	52,720

Stockholders’ equity	28
Equity attributable to Vale’s stockholders			35,744	40,067
Equity attributable to noncontrolling interests			(923)	(1,074)
Total stockholders’ equity			34,821	38,993
Total liabilities and stockholders’ equity			92,007	91,713

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2017	61,614	1,139	7,419	(1,477)	(2,289)	(22,948)	-	43,458	1,314	44,772
Net income	-	-	-	-	-	-	6,860	6,860	36	6,896
Other comprehensive income	-	-	(1,257)	-	134	(2,156)	-	(3,279)	(120)	(3,399)
Dividends and interest on capital of Vale’s stockholders	-	-	-	-	-	-	(2,054)	(2,054)	-	(2,054)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(166)	(166)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	(229)	(229)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	12	12
Appropriation to undistributed retained earnings	-	-	4,806	-	-	-	(4,806)	-	-	-
Share buyback program	-	-	-	(1,000)	-	-	-	(1,000)	-	(1,000)
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(1,683)	(1,683)	(497)	(2,180)
Other comprehensive income	-	-	(428)	-	(298)	(107)	-	(833)	(15)	(848)
Interest on capital of Vale’s stockholders	-	-	(1,767)	-	-	-	-	(1,767)	-	(1,767)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(87)	(87)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	343	-	-	343	(1,350)	(1,007)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	28	28
Allocation of loss	-	-	(1,683)	-	-	-	1,683	-	-	-
Treasury shares utilized in the year (note 28)	-	-	-	22	-	-	-	22	-	22
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)							4,881	4,881	(350)	4,531
Other comprehensive income	-	-	(1,448)	-	267	(4,343)	-	(5,524)	32	(5,492)
Dividends and interest on capital of Vale’s stockholders	-	-	(2,329)	-	-	-	(1,152)	(3,481)	-	(3,481)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(8)	(8)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	(213)	-	-	(213)	455	242
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	22	22
Appropriation to undistributed retained earnings	-	-	3,729	-	-	-	(3,729)	-		-
Treasury shares utilized in the year (note 28)	-	-	-	14	-	-	-	14	-	14
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.	Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.	Basis of preparation of the financial statements

a)	Statement of compliance

The consolidated financial statements of the Company (“financial statements”) have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of presentation

The financial statements have been prepared on a historical cost basis as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These financial statements were authorized for issue by the Board of Directors on February 25, 2021.

c)	Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended
	2020	2019	2018	2020	2019	2018
US Dollar (“US$”)	5.1967	4.0307	3.8748	5.1578	3.9461	3.6558
Canadian dollar (“CAD”)	4.0771	3.1034	2.8451	3.8480	2.9746	2.8190
Euro (“EUR” or “€”)	6.3779	4.5305	4.4390	5.8989	4.4159	4.3094

d)	Significant accounting policies

Significant accounting policies used in the preparation of these financial statements are disclosed in the respective notes and have been consistently applied to all years presented, except for the adoption of the IFRS 16 - Leases from January 1, 2019 using the retrospective approach with the cumulative effect recognized as at the date of initial application. Accordingly, the comparative information has not been restated and 2018 financial information continues to be presented under IAS 17 and related interpretations. As disclosed in note 8(e), the Company also adopted IFRIC 23 – Uncertainty over Income Tax Treatments from January 1, 2019.

In addition, certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the entity in future reporting periods.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e)	Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from estimates.

The significant estimates and judgments applied by the Company in the preparation of these financial statements are as follows:

Note	Significant estimates and judgments
7	Deferred revenue
8	Deferred income taxes
14	Consolidation
17	Mineral reserves and mine useful life
18	Impairment of non-current assets
19	Fair values estimate
23	Brumadinho dam failure
24	Liabilities related to associates and joint ventures
25	Asset retirement obligation
26	Litigation
27	Employee post-retirement obligations

3.       Significant events in the current year

a) Main events

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the year ended December 31, 2020:

•	In February 2021 (subsequent event), the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”) with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. Thus, the Company recognized a loss of US$3,872 (R$19,924 million) in the income statement for the year ended December 31, 2020 (note 23).

•	In 2020, as a consequence of the periodic review of the estimates for the de-characterization of the dam structures, the Company recognized US$369 in addition to the provision already recorded. In addition, the Company also identified other structures that met the de-characterization criteria, resulting in an addition of US$248 to the provision (note 23).

•	In December 2020, the Company signed the early extension terms for its railways concessions related to Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”), for an additional thirty years period, from 2027 to 2057. As a result of the agreement, the Company recognized an intangible asset, which represents its right to use of both EFVM and EFC, and their related concession grants liabilities, in the aggregate amount of US$2,312 (R$12,016 million) (note 16).

•	In 2020, the Company started looking for a potential buyer for Vale Nouvelle-Calédonie S.A.S. (“VNC”) and started studying the other options available to exit the operation. Following the negotiations that took place during the year, VNC’s assets and liabilities were classified as “held for sale” and measured at fair value, resulting in the recognition of an impairment loss in the amount of US$382. In December 2020, the Company signed a binding put option agreement for the sale of its ownership interest in VNC for an immaterial consideration. The proposed transaction is expected to be concluded in the first quarter of 2021. Under this agreement, the Company has reserved the amount of the commitment to fund VNC in approximately US$500 to continue VNC operations, including the commitment to invest in the conversion of the tailings deposition from wet to dry-stacking. Therefore, the Company recognized a loss related to VNC in the amount of US$882, recognized in the in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020 (note 18).

•	In 2020, the Company tested the recoverability of its loan receivable from Nacala BV. The testing was triggered by the revisions undertaken on the coal volumes that are projected to be transported on the railway, resulting in a loss of US$798, recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020 (note 18).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	During 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review resulted in an addition of US$1,069 to the provision. In addition, Vale made available US$166 for Samarco’s working capital needs (2019: US$102). This amount was recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020 (note 24).

•	In July 2020, the Board of Directors approved the resumption of the stockholders´ remuneration policy and paid the amount of US$3,350 (R$18,637 million) (note 28).

•	In December 2020, the Company was notified by BNDESPar of the full exercise of the option to purchase 8% of VLI shares held by Vale. With the exercise of this option, Vale received US$241 (R$1,223 million) and holds 29.6% of VLI’s total shares. This transaction resulted in a gain of US$172, recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020 (note 15).

•	In November 2020, the Company concluded the sale of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio (“Biopalma”) to Brasil Bio Fuels S.A. As a result of this transaction, a loss of US$125 was recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020 (note 18).

•	In August 2020, the conditions precedent of the agreement to sell the Company’s stake in Henan Longyu were concluded and the Company received US$156 as part of the consideration for the transaction. This transaction resulted in a gain of US$116 due to the recycling of the cumulative translation adjustments at closing, which was recognized as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31, 2020 (note 15).

•	In October 2020, the Company concluded the agreement for the divestiture of PT Vale Indonesia Tbk (“PTVI”) and received US$278. The transaction with non-controlling interest resulted in a loss of US$179, which was recognized in the Stockholders’ Equity for the year ended December 31, 2020 (note 15).

•	In September 2020, the Company decided to shut down its operations at the Simões Filho plant in Bahia, resulting in an impairment loss of US$76, recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020 (note 18).

•	In July 2020, Vale Overseas Limited issued guaranteed notes due July 2030, in the amount of US$1,500 (note 22).

•	In October 2020, the Company approved the incorporation of a joint venture to build and operate an expansion project for the Shulanghu Port facilities, located in China. Vale’s capital contribution to the project is estimated to range from US$110 to US$160.The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China (note 15).

•	On January 20, 2021 (subsequent event), the Company signed a Heads of Agreement (“HoA”) with Mitsui & Co., Ltd. (“Mitsui”), allowing both parties to structure Mitsui’s exit from the Moatize coal mine (“Vale Moçambique”) and the Nacala Logistics Corridor (“NLC”). The HoA determines that Vale will acquire Mitsui’s stake in the mine and logistics assets for an immaterial consideration and will undertake the obligation of the Nacala Corridor’s Project Finance in full, which has approximately US$2,500 outstanding balance at December 31,2020. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. The parties expect to conclude the transaction in 2021, which is subject to the execution of the definitive agreement and usual precedent conditions. In addition, the Company informed the market its divestiture decision in the coal segment, which may lead to the presentation of this segment as a discontinued operation in future financial statements depending on the Company’s assessment (note 15).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Coronavirus impact

A significant portion of the Company’s revenue derived from sales to customers in Asia and Europe, regions that have had their economic activities affected as a result of the pandemic. The Company also has an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in those affected regions.

The Company has taken several measures to monitor and prevent the effects of COVID-19, including health and safety measures for its employees (such as social distancing and remote working) and actions to secure the supply of materials essential to the Company’s production process.

The Company has pledged US$109 to support humanitarian aid programs in the communities where the Company operates, with special focus on Brazil communities that have been more adversely affected by the pandemic. This amount was used to purchase medical supplies and equipment and were recognized as “Other operating expenses” in the income statement for the year ended December 31, 2020.

At this time, the effects of the pandemic have not caused significant impacts on its operations nor on the fair value of the Company’s assets and liabilities. However, unusual significant changes have occurred in the value of financial assets in many markets since the pandemic outbreak. However, if the pandemic continues for an extended period of time or increases in intensity in the regions where the Company operates, the Company’s financial conditions or results of operations may be adversely impacted.

Liquidity - As a precautionary measure to increase its cash position and preserve financial flexibility considering the uncertainties resulting from the COVID-19 pandemic, the Company temporary discontinued the nickel hedge program, through the sale of option contracts for the total amount of US$230.

Deferred income tax - On March 31, 2020, the government of Indonesia issued a regulation (“PERPPU-1”) to manage the economic impact of the global COVID-19 pandemic, which affects Indonesia’s tax policies. The 25% income tax rate was reduced to 22% in fiscal years 2020 and 2021 and will later be reduced to 20% as of fiscal year 2022. Therefore, the Company has measured the deferred income tax of PT Vale Indonesia Tbk (“PTVI”), considering the effective promulgation of the new income tax rate recognizing an income tax gain of US$80 in the year ended December 31, 2020.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4.        Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The Company has created the Special Recovery and Development Board, which is in-charge of those measures related to the Brumadinho dam rupture (note 23) that reports to the CEO. The costs related to the Brumadinho event are not directly linked to the Company’s operating activities and, therefore, are under “Other”, as well as, revenues and costs of other products, services, research and development, investments in joint ventures and associates of other businesses and unallocated corporate expenses.

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals – Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products and its logistic services.

Base metals - Include the production and extraction of nickel and its by-products (copper, gold, silver, cobalt, precious metals and others) and copper, as well as its by-products (gold and silver).

Coal – Comprise of the production and extraction of metallurgical and thermal coal and its logistic services.

Fertilizers (Discontinued operations) - Included the production of potash, phosphate, nitrogen and other fertilizer products, which was discontinued in 2018 (note 15).

a)     Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Year ended December 31, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	27,285	(8,171)	(187)	(127)	(534)	23	18,289
Iron ore pellets	4,242	(1,661)	11	(5)	(77)	116	2,626
Ferroalloys and manganese	225	(179)	-	(2)	(29)	-	15
Other ferrous products and services	326	(254)	3	(2)	-	2	75
	32,078	(10,265)	(173)	(136)	(640)	141	21,005

Base metals
Nickel and other products	4,995	(3,216)	(25)	(49)	(29)	-	1,676
Copper	2,175	(794)	(7)	(68)	(1)	-	1,305
	7,170	(4,010)	(32)	(117)	(30)	-	2,981

Coal	473	(1,456)	(15)	(28)	-	95	(931)

Brumadinho event	-	-	(5,257)	-	-	-	(5,257)
COVID-19	-	-	(109)	-	-	-	(109)
Others	297	(328)	(928)	(162)	(12)	32	(1,101)
Total	40,018	(16,059)	(6,514)	(443)	(682)	268	16,588

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	23,343	(8,778)	(323)	(123)	(750)	29	13,398
Iron ore pellets	5,948	(2,666)	(20)	(16)	(72)	258	3,432
Ferroalloys and manganese	282	(220)	(8)	(2)	(1)	-	51
Other ferrous products and services	432	(324)	-	(1)	-	9	116
	30,005	(11,988)	(351)	(142)	(823)	296	16,997

Base metals
Nickel and other products	4,257	(2,867)	(75)	(44)	(28)	-	1,243
Copper	1,904	(905)	(5)	(43)	(20)	-	931
	6,161	(3,772)	(80)	(87)	(48)	-	2,174

Coal	1,021	(1,638)	1	(30)	-	113	(533)

Brumadinho event	-	-	(7,402)	-	-	-	(7,402)

Others	383	(390)	(506)	(184)	(11)	57	(651)
Total	37,570	(17,788)	(8,338)	(443)	(882)	466	10,585

	Year ended December 31, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	20,354	(9,048)	(76)	(110)	(115)	28	11,033
Iron ore pellets	6,651	(3,393)	(11)	(26)	(19)	154	3,356
Ferroalloys and manganese	454	(290)	(3)	(1)	-	-	160
Other ferrous products and services	474	(313)	(4)	(1)	(1)	7	162
	27,933	(13,044)	(94)	(138)	(135)	189	14,711

Base metals
Nickel and other products	4,610	(3,060)	(47)	(39)	(33)	-	1,431
Copper	2,093	(960)	(4)	(18)	-	-	1,111
	6,703	(4,020)	(51)	(57)	(33)	-	2,542

Coal	1,643	(1,575)	(9)	(21)	-	143	181

Others	296	(263)	(752)	(157)	(21)	56	(841)
Total	36,575	(18,902)	(906)	(373)	(189)	388	16,593

Discontinued operations (Fertilizers)	121	(120)	(4)	-	-	-	(3)
Total	36,696	(19,022)	(910)	(373)	(189)	388	16,590

Adjusted EBITDA is reconciled to net income (loss) as follows:

From continuing operations

	Year ended December 31,
	2020	2019	2018
Net income (loss) attributable to Vale’s stockholders	4,881	(1,683)	6,952
Net income (loss) attributable to noncontrolling interests	(350)	(497)	36
Net income (loss)	4,531	(2,180)	6,988
Depreciation, depletion and amortization	3,234	3,726	3,351
Income taxes	438	(595)	(172)
Financial results	4,811	3,413	4,957
Equity results and other results in associates and joint ventures	1,063	681	182
Dividends received and interest from associates and joint ventures (i)	268	466	388
Impairment and disposal of non-current assets	2,243	5,074	899
Adjusted EBITDA	16,588	10,585	16,593

(i) Includes the remuneration of the financial instrument of the Coal segment.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

From discontinued operations

Year ended December 31, 2018
Loss	(92)
Income taxes	(40)
Financial results	5
Impairment of non-current assets	124
Adjusted EBITDA	(3)

b)     Assets by segment

	December 31, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,017	1,154	29,436	1,955	1,729	33,528
Base metals	1,231	18	19,549	1,354	14	19,893
Coal	25	-	-	60	-	-
Others	-	859	1,459	2	1,055	1,654
Total	3,273	2,031	50,444	3,371	2,798	55,075

	Year ended December 31,
	2020			2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,134	258	1,768	1,685	385	2,063	1,569	823	1,672
Base metals	1,566	239	1,397	1,225	151	1,351	1,189	34	1,351
Coal	203	-	19	240	-	237	132	24	252
Others	5	25	50	10	8	75	6	7	76
Total	3,908	522	3,234	3,160	544	3,726	2,896	888	3,351

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of US$1,373 and US1,926 in December 31, 2020 and US$1,770 and US$1,859 in December 31, 2019, respectively.

(ii) Cash outflows.

c) Assets by geographic area

	December 31, 2020				December 31, 2019
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,760	7,341	23,364	32,465	2,498	6,496	29,134	38,128
Canada	-	1,951	11,798	13,749	-	2,000	10,733	12,733
Americas, except Brazil and Canada	234	-	5	239	242	-	-	242
Europe	-	-	894	894	-	2	900	902
Indonesia	-	2	2,729	2,731	-	1	2,761	2,762
Asia, except Indonesia and China	20	-	951	971	39	-	985	1,024
China	17	2	19	38	19	-	10	29
New Caledonia	-	-	-	-	-	-	604	604
Oman	-	-	1,388	1,388	-	-	1,449	1,449
Total	2,031	9,296	41,148	52,475	2,798	8,499	46,576	57,873

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Net operating revenue by geographic area

	Year ended December 31, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	334	286	-	-	620
United States of America	244	797	-	-	1,041
Germany	357	1,309	-	-	1,666
Europe, except Germany	1,214	2,356	101	-	3,671
Middle East, Africa and Oceania	1,418	17	68	-	1,503
Japan	1,793	400	20	-	2,213
China	22,202	922	16	-	23,140
Asia, except Japan and China	2,068	931	257	-	3,256
Brazil	2,448	152	11	297	2,908
Net operating revenue	32,078	7,170	473	297	40,018

	Year ended December 31, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	523	835	-	-	1,358
United States of America	404	931	-	-	1,335
Germany	1,161	522	-	-	1,683
Europe, except Germany	1,514	1,715	282	-	3,511
Middle East, Africa and Oceania	2,083	20	75	-	2,178
Japan	2,057	426	120	-	2,603
China	17,572	670	-	-	18,242
Asia, except Japan and China	2,032	816	464	-	3,312
Brazil	2,659	226	80	383	3,348
Net operating revenue	30,005	6,161	1,021	383	37,570

	Year ended December 31, 2018
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	820	658	-	-	1,478
United States of America	388	952	-	13	1,353
Germany	1,130	523	-	-	1,653
Europe, except Germany	2,218	1,800	436	-	4,454
Middle East, Africa and Oceania	2,562	25	151	-	2,738
Japan	2,072	508	163	-	2,743
China	14,381	861	-	-	15,242
Asia, except Japan and China	1,798	1,101	767	-	3,666
Brazil	2,564	275	126	283	3,248
Net operating revenue	27,933	6,703	1,643	296	36,575

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 19). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	December 31, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	27,169	150.6	+/-10%	+/-409
Iron ore pellets	418	181.9	+/-10%	+/-8
Copper	89	9,723.4	+/-10%	+/-86

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Revenue is recognized when the control of a good or service transferred to a customer. Since Vale’s sales are under different shipping terms, revenue could be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the customer’s warehouse.

A relevant proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Shipping services for CFR and CIF contracts are considered as a separate performance obligation in which a proportion of the transaction price is allocated and recognized over time as the shipping services are provided.

Generally, the contract payment terms consider the upfront payments or the use of credit letters. The payment terms do not have a significant financing component. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing.

Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

5.       Costs and expenses by nature

a)     Cost of goods sold and services rendered

	Year ended December 31,
	2020	2019	2018
Personnel	1,676	2,009	2,278
Materials and services	3,345	3,873	3,957
Fuel oil and gas	949	1,392	1,538
Maintenance	2,725	2,797	2,807
Royalties	846	802	746
Energy	703	858	906
Ores acquired from third parties	946	608	513
Depreciation, depletion and amortization	2,980	3,399	3,207
Freight	3,439	4,023	4,306
Others	1,430	1,426	1,851
Total	19,039	21,187	22,109

Cost of goods sold	18,457	20,498	21,526
Cost of services rendered	582	689	583
Total	19,039	21,187	22,109

b)     Selling and administrative expenses

	Year ended December 31,
	2020	2019	2018
Selling	88	92	95
Personnel	224	181	212
Services	114	85	92
Depreciation and amortization	49	56	62
Advertisement	17	7	20
Others	62	66	42
Total	554	487	523

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)     Other operating expenses (income), net

	Year ended December 31,
	2020	2019	2018
Asset retirement obligations	312	92	5
Provision for litigations (i)	73	291	185
Profit sharing program	115	89	187
COVID-19 expenses	109	-	-
Disposals of materials and inventories	25	47	32
Others (ii)	118	(14)	36
Total	752	505	445

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) In 2020, includes expenses in the amount of US$128 related to early termination or amendment of contracts of all converted vessels engaged in cargo transportation. In 2019, includes the reversal of the amount provided for the legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

6.        Financial result

	Year ended December 31,
	2020	2019	2018
Financial income
Short-term investments	129	247	177
Others (i)	246	280	246
	375	527	423
Financial expenses
Loans and borrowings gross interest	(819)	(989)	(1,185)
Capitalized loans and borrowing costs	70	140	194
Participative stockholders’ debentures	(1,565)	(1,475)	(550)
Interest on REFIS	(55)	(154)	(197)
Interest on lease liabilities	(70)	(76)	-
Financial guarantees	(468)	(353)	23
Expenses with cash tender offer repurchased	-	(265)	(273)
Others	(376)	(574)	(326)
	(3,283)	(3,746)	(2,314)
Other financial items, net
Net foreign exchange gains (losses)	(523)	39	(2,247)
Derivative financial instruments (note 19)	(1,210)	244	(266)
Indexation losses, net	(170)	(477)	(553)
	(1,903)	(194)	(3,066)
Total	(4,811)	(3,413)	(4,957)

(i) In 2020, includes amounts related to Eletrobrás’ contingent assets in the amount of US$59, see note 26.

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to part of the net investment in a foreign operation, for which gains and losses are recognized in the statement of comprehensive income.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.        Streaming transactions

Cobalt streaming

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt to be extracted as a by-product from the Voisey’s Bay mine, in Canada. Upon completion of the transaction, the Company received an aggregate upfront payment of US$690, which the Company has been investing on the Voisey’s Bay underground mine expansion project. The cobalt extraction is expected to start in 2022 and, that is when the prepayment starts to be amortized over the useful life of the mine, along with the depreciation of the Voisey’s Bay underground mine assets.

Vale will also receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered. The revenue will be recognized based on the units of cobalt extracted in relation to the total proven and probable cobalt reserves negotiated with Wheaton and Cobalt 27.

Gold streaming

In August 2016, the Company amendment the gold transaction entered into to 2013 with Wheaton Precious Metals Corp (“Wheaton”) to include in each contract an additional 25% of the gold extracted as by-product over a lifetime of the Salobo copper mine. Hence, Wheaton holds the rights to 75% of the contained gold in the copper concentrated from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines until 2030.

The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights recognized in the income statement under “Other operating income (expenses), net” and, (ii) the contract liability related to the services for gold extraction on the portion in which Vale operates as an agent for Wheaton gold extraction.

Accounting policy

The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released in the income statement as the control of the product or service is transferred to the customer.

Critical accounting estimates and judgments

Defining the gain on sale of mineral interest and the contract liabilities portion of the gold transaction requires the use of critical accounting estimates including, but not limited to: (i) allocation of costs between nickel or copper and gold based on relative prices; (ii) expected margin for the independent components (sale of mineral rights and service for gold extraction); and (iii) discount rates used to measure the present value of future inflows and outflows.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8.        Income taxes

a) Deferred income tax assets and liabilities

	December 31, 2020	December 31, 2019
Taxes losses carryforward	4,328	4,659
Temporary differences:
Employee post retirement obligations	744	840
Provision for litigation	356	443
Timing differences arising on assets and liabilities	4,331	3,246
Fair value of financial instruments	1,355	864
Allocated goodwill	(2,623)	(2,640)
Goodwill amortization	(442)	(478)
Others	516	401
	4,237	2,676
Total	8,565	7,335

Assets	10,335	9,217
Liabilities	(1,770)	(1,882)
	8,565	7,335

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Utilization of taxes losses carryforward	(443)	-	(443)
Timing differences arising on assets and liabilities	2,113	-	2,113
Fair value of financial instruments	328	-	328
Allocated goodwill	-	(210)	210
Others	(91)	-	(91)
Effect in income statement	1,907	(210)	2,117

Transfers between asset and liabilities	252	252	-
Acquisition of subsidiaries (i)	104	250	(146)
Translation adjustment	(187)	47	(234)
Other comprehensive income	233	11	222
Balance at December 31, 2019	9,217	1,882	7,335
Taxes losses carryforward	374	-	374
Timing differences arising on assets and liabilities	1,690	-	1,690
Fair value of financial instruments	756	-	756
Allocated goodwill	-	(108)	108
Others	32	-	32
Effect in income statement	2,852	(108)	2,960

Transfers between asset and liabilities	38	38	-
Translation adjustment	(1,811)	(37)	(1,774)
Other comprehensive income	39	(5)	44
Balance at December 31, 2020	10,335	1,770	8,565

(i) Refers to the acquisition of New Steel and Ferrous Resources Limited (note 15).

The tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of subsidiaries abroad are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)    Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Year ended December 31,
	2020	2019	2018
Income (loss) before income taxes	4,969	(2,775)	6,816
Income taxes at statutory rate - 34%	(1,689)	944	(2,317)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	316	601	873
Tax incentives	211	189	576
Equity results	(41)	77	104
Addition (reversal) of tax loss carryforward (i)	769	25	1,510
Unrecognized tax losses of the year	(217)	(1,059)	(458)
Others	213	(182)	(116)
Income taxes	(438)	595	172

(i) Mainly refers to the effect of monetary exchange variation on tax losses carryforward from foreign subsidiaries.

c)    Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, pellets, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, usually 10 years. Most of the Company’s incentives are expected to expire up to 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders’ equity and cannot be distributed as dividends to stockholders.

In addition to those incentives, part of the income tax due, can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendence for the Development of the Amazon (“SUDAM”). The reinvestment subsidy is accounted in retained earnings reserve account, which restricts its distribution as dividends to stockholders. This tax incentive expires in 2023.

The Company is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d)    Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at December 31, 2020, the balance of US$2,744 (US$340 classified as current liabilities and US$2,404 classified as non-current liabilities) is due in 94 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate, while at December 31, 2019, the balance was US$3,907 (US$431 classified as current liabilities and US$3,476 classified as non-current liabilities).

As at December 31, 2020, the SELIC rate was 2.00% per annum (4.50% per annum at December 31, 2019).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e)   Uncertain tax positions

The Company has assessed its uncertain tax positions, particularly those related to the deduction of the deduction of social security contributions on the net income (“CSLL”) in Brazil and the calculation of the transfer pricing over exportation of ore to its foreign subsidiary and, based on the position of its internal and external legal advisors, has concluded that these uncertain tax positions are likely to be accepted by the tax authority as discussed below:

(e.i) Deduction of CSLL in Brazil:

In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the CSLL from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) decided in favor for the rescission action and, based on this decision, although not definitive, the Company has decided not to deduct the CSLL from the taxable income.

In November 2020, the Company received an assessment regarding 2016 and 2017 for the collection of corporate income tax (“IRPJ”) in the amount of US$435 (R$2,259 million), related to the deduction of CSLL from the fiscal years in which Vale was supported by a definitive favorable court decision (res judicata).

Vale believes that the rescission action brought by the Federal Government is not applicable (Precedent 343 issued by Brazilian Supreme Court) and, even if it were, the fiscal years prior to the eventual favorable decision on the rescission action could not be charged to the Company. Any understanding conflicting to that interpretation violates the Brazilian legal framework and the consolidated jurisprudence.

(e.ii) Transfer pricing over the exportation of ores to a foreign subsidiary:

The Company was assessed for the collection corporate income tax (IRPJ) and social contribution on net income (CSLL), for the years of 2015, 2016 and 2017 since the tax agent has disregarded the intermediation cost used in the calculation of the transfer pricing over the exportation of iron ore, copper and manganese to its foreign controlled company.

The Company is challenging these assessments in the administrative level and a decision is pending. The total amount in dispute is US$695 (R$3,614 million) (2019: US$355 (R$1,431 million)). In addition, there was a reduction of the tax losses from 2015, 2016 and 2017, with the corresponding tax impact of US$362 (R$1,882 million), including penalties and interests.

The Company consistently applies its method for calculating the transfer pricing and it considers that to be the most appropriate tax treatment regarding the prevailing law. From the 2018 to 2020 fiscal years, the amount involved is US$1,232 (R$6,401 million).

Accounting policy

The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The benefits of uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in stockholder’s equity. In this case, the tax is also recognized in other comprehensive income or directly in stockholder’s equity, respectively.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforwards and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, the Company applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31,
	2020	2019	2018
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	4,881	(1,683)	6,952
Loss from discontinued operations	-	-	(92)
Net income (loss)	4,881	(1,683)	6,860

Thousands of shares
Weighted average number of shares outstanding - common shares	5,129,585	5,127,950	5,178,024

Basic and diluted earnings (loss) per share from continuing operations:
Common share (US$)	0.95	(0.33)	1.34
Basic and diluted loss per share from discontinued operations:
Common share (US$)	-	-	(0.02)
Basic and diluted earnings (loss) per share:
Common share (US$)	0.95	(0.33)	1.32

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10.	Accounts receivable

	December 31, 2020	December 31, 2019
Accounts receivable	5,043	2,592
Expected credit loss	(50)	(63)
	4,993	2,529

Revenue related to the steel sector - %	87.25%	87.33%

	Year ended December 31,
	2020	2019	2018
Impairment of accounts receivable recorded in the income statement	5	(1)	(7)

In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue. In 2019, there was no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

11.	Inventories

	December 31, 2020	December 31, 2019
Finished products	2,626	2,604
Work in progress	647	767
Consumable inventory	788	903
Total	4,061	4,274

	Year ended December 31,
	2020	2019	2018
Reversal (provision) for net realizable value	3	24	(4)

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

Accounting policy

Inventories are stated at the lower of cost and the net realizable value. The inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory on the basis of weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold and services rendered”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12.    Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2020	December 31, 2019
Value-added tax (net of provision for loss)	433	484
Brazilian federal contributions	593	659
Prepaid income taxes	561	967
Others	13	16
Total	1,600	2,126

Current	509	922
Non-current	1,091	1,204
Total	1,600	2,126

13.    Other financial assets and liabilities

	Current		Non-Current
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Other financial assets
Restricted cash	-	-	38	151
Derivative financial instruments (note 19)	134	288	66	184
Investments in equity securities	-	-	757	726
Related parties - Loans (note 29)	195	319	923	1,600
	329	607	1,784	2,661
Other financial liabilities
Derivative financial instruments (note 19)	328	94	689	307
Related parties - Loans (note 29)	725	980	943	956
Financial guarantees provided (note 30)	-	-	877	525
Liabilities related to the concession grant (note 16b)	209	-	2,103	-
Advance received	644	330	-	-
	1,906	1,404	4,612	1,788

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.       Investments in subsidiaries, associates and joint ventures

a) Investment information

			Investments in associates and joint ventures		Equity results in the income statement			Dividends received
					Year ended December 31,			Year ended December 31,
Associates and joint ventures	% ownership	% voting capital	December 31, 2020	December 31, 2019	2020	2019	2018	2020	2019	2018
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	20	25	1	4	5	-	-	1
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	48	88	8	48	69	34	62	32
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	43	70	11	37	55	27	50	23
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	44	65	10	30	60	23	54	32
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	121	150	8	84	126	32	92	67
MRS Logística S.A.	48.16	46.75	398	496	34	50	72	22	29	27
Samarco Mineração S.A. (note 24)	50.00	50.00	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	480	812	(22)	1	30	2	9	7
Zhuhai YPM Pellet Co.	-	-	-	23	-	-	-	-	-	-
			1,154	1,729	50	254	417	140	296	189
Base metals
Korea Nickel Corp.	25.00	25.00	18	14	-	-	1	-	-	-
			18	14	-	-	1	-	-	-
Coal
Henan Longyu Energy Resources Co., Ltd.	-	-	-	-	-	(2)	16	-	-	-
Nacala Corridor Holding Netherlands B.V.	50.00	50.00	-	-	-	-	-	-	-	-
			-	-	-	(2)	16	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	367	470	28	31	25	24	28	25
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	117	160	(8)	4	15	-	-	-
California Steel Industries, Inc.	50.00	50.00	234	242	(7)	23	77	-	29	31
Companhia Siderúrgica do Pecém	50.00	50.00	-	-	(131)	(69)	(243)	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	71	97	(3)	15	2	9	-	-
Others			70	86	(48)	(28)	(5)	-	-	-
			859	1,055	(169)	(24)	(129)	33	57	56
Total			2,031	2,798	(119)	228	305	173	353	245

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

The significant associates and joint ventures of the Company are located in Brazil.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Movements during the year

	2020	2019
Balance at January 1,	2,798	3,225
Additions and Capitalizations (i)	131	76
Disposals (ii)	(250)	-
Translation adjustment	(542)	(111)
Equity results in income statement	(119)	228
Results from sales on equity interest (ii)	106	-
Equity results in statement of comprehensive income	(2)	(4)
Fair value adjustment (iii)	(10)	(163)
Dividends declared	(128)	(326)
Transfer to assets held for sale (iii)	-	(152)
Others	47	25
Balance at December 31,	2,031	2,798

(i) In 2020, refers mainly to Companhia Siderúrgica do Pecém’s capital increase.

(ii) In 2020, refers to the exercise of the call option of VLI’s share (note 15).

(iii) In 2019, refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was reclassified and presented as held for sale (note 15).

The amount of investments by segments are presented in note 4(b).

c) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies. The summarized financial information about Samarco is presented in note 24.

	December 31, 2020
	Aliança Geração de Energia	Aliança Norte Energia	CSI	CSP (i)	Pelletizing (ii)	MRS Logística	Nacala Corridor Holding Netherlands B.V. (i)	VLI S.A.
Current assets	138	-	336	346	300	412	524	614
Non-current assets	711	229	344	2,234	258	1,701	4,349	3,737
Total assets	849	229	680	2,581	558	2,113	4,874	4,351

Current liabilities	48	-	63	737	53	389	573	607
Non-current liabilities	134	-	148	2,623	-	898	4,684	2,123
Total liabilities	182	-	211	3,360	53	1,286	5,257	2,729
Stockholders’ equity	668	229	469	(779)	504	827	(383)	1,622

Net revenue	186	-	665	1,176	104	640	611	1,011
Net income (loss)	51	(15)	(14)	(835)	73	70	(87)	(59)

	December 31, 2019
	Aliança Geração de Energia	Aliança Norte Energia	CSI	CSP (i)	Pelletizing (ii)	MRS Logística	Nacala Corridor Holding Netherlands B.V. (i)	VLI S.A.
Current assets	215	-	481	438	720	490	384	805
Non-current assets	880	314	344	2,960	315	2,196	4,505	4,507
Total assets	1,095	314	825	3,398	1,035	2,686	4,889	5,312

Current liabilities	99	-	186	985	297	415	516	773
Non-current liabilities	142	-	155	2,675	2	1,242	4,671	2,380
Total liabilities	241	-	341	3,660	299	1,657	5,187	3,153
Stockholders’ equity	854	314	484	(262)	736	1,029	(298)	2,159

Net revenue	257	-	997	1,393	583	759	782	1,238
Net income (loss)	57	8	46	(412)	392	103	(49)	2

(i) The joint ventures and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize any further losses nor liabilities associated with the investee.

(ii) Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Ferrous Resource Limited	Isle of Man	Iron Ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100.0%	100.0%	0.0%
New Steel Global	Netherlands	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	44.3%	44.3%	55.7%
Vale Holdings B.V	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	80.7%	80.7%	19.3%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Newfoundland & Labrador Ltd	Canada	Nickel	100.0%	100.0%	0.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	100.0%	100.0%	0.0%

On April 30, 2020 the incorporation of the wholly owned subsidiary Ferrous Resources do Brasil S.A. was approved at the General Shareholders' Meeting.

e) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2020
	PTVI	VNC	Vale Moçambique S.A.	Others	Total
Current assets	595	2	352	-
Non-current assets	1,881	-	168	-
Related parties – Stockholders	61	49	29	-
Total assets	2,537	51	549	-

Current liabilities	162	-	341	-
Non-current liabilities	53	-	98	-
Related parties – Stockholders	-	281	12,185	-
Total liabilities	215	281	12,624	-

Stockholders’ equity	2,322	(230)	(12,075)	-	-
Equity attributable to noncontrolling interests	1,292	(12)	(2,330)	127	(923)
				,
Net income (loss)	84	(669)	(1,804)	-
Net income (loss) attributable to noncontrolling interests	35	(33)	(348)	(3)	(350)

Dividends paid to noncontrolling interests (i)	-	-	-	14	14

(i)Dividends paid to others noncontrolling interests relates to Vale Oman Pelletizing

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2019
	PTVI	VNC	Vale Moçambique S.A.	Others	Total
Current assets	462	169	188
Non-current assets	1,630	604	199
Related parties – Stockholders	84	34	29
Total assets	2,176	807	416

Current liabilities	140	199	320
Non-current liabilities	61	236	147
Related parties – Stockholders	-	344	10,221
Total liabilities	201	779	10,688

Stockholders’ equity	1,975	28	(10,272)
Equity attributable to noncontrolling interests	806	1	(1,982)	101	(1,074)

Net income (loss)	67	(2,055)	(3,183)
Net income (loss) attributable to noncontrolling interests	27	(103)	(613)	192	(497)

Dividends paid to noncontrolling interests (i)	-	-	-	184	184

(i)Dividends paid to noncontrolling interests relates to US$162 to Minerações Brasileiras Reunidas and US$21 to Vale Oman Pelletizing.

	December 31, 2018
	MBR	PTVI	VNC	Vale Moçambique S.A.	Others	Total
Net income (loss)	434	58	351	(985)
Net income (loss) attributable to noncontrolling interests	174	24	18	(190)	10	36

Dividends paid to noncontrolling interests (i)	168	-	-	-	14	182

(i) Dividends paid to others noncontrolling interests relates to Vale Oman Pelletizing

Accounting policy

Consolidation and investments in associates and joint ventures – The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”). The subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. Intercompany balances and transactions, which include unrealized profits, are eliminated.

Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss.

The Company interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company’s reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated proportionately to the Company’s interest.

Investments held by other investors in Vale’s subsidiaries are classified as noncontrolling interests (“NCI”). The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company. For purchases or disposals from noncontrolling interests, the difference between the consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is directly recorded in stockholders’ equity in “Acquisitions and disposal of noncontrolling interest”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Translation from the functional currency to the presentation currency - The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity, except for the components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as “translation adjustments”. When a foreign operation is disposed of or sold, foreign exchanges differences that were recognized in equity are recognized in the income of statement.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management have concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

15.       Acquisitions and divestitures

a) Business combinations

Ferrous Resources Limited - In August 2019 the Company acquired 100% of the share capital of Ferrous Resources Limited (“Ferrous”), a company that owned iron ore mines nearby some of the Company’s operations in Minas Gerais, Brazil for cash consideration of US$525. Ferrous has been acquired to gain access to additional reserves for the Company.

The fair values of identifiable assets acquired and liabilities assumed as a result of the acquisition are as follows:

August 2019
Acquired assets	706
Cash and cash equivalents	95
Accounts receivable	29
Inventories	10
Intangibles	5
Property, plant and equipment	427
Others	140
Assumed liabilities	(216)
Net identifiable assets acquired	490
Fair value adjustment on PP&E	52
Deferred tax liability	(17)
Total identifiable net assets at fair value	525

August 2019
Cash consideration transferred	525
(-) Balances acquired
Cash and cash equivalents	95
Net cash outflow	430

New Steel - In January 2019 the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process.

The consideration paid is mainly attributable to the research and development project for processing of iron ore with lower carbon dioxide. The intangible assets are not subject to amortization until the operational phase is reached, which is expected to start on 2022. Instead, they are tested for impairment annually, or more frequently when a trigger for impairment has been identified.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The fair values of identifiable assets acquired and liabilities assumed as a result of the acquisition are as follows:

January 2019
Acquired assets	18
Intangibles (note 16)	1
Other assets	17
Net identifiable assets acquired	18
Fair value adjustment of intangible research and development asset (note 19)	723
Deferred tax liability	(245)
Total identifiable net assets at fair value	496

b) Other acquisitions and divestitures

Option exercised in VLI shares - In December 2020, BNDES Participações S.A. (“BNDESPar”), fully exercised its option contained in the Call Option Contract for shares issued by VLI S.A. (“VLI”). In this contract, BNDESPar was granted call options on VLI shares held by Vale of up to 8% of VLI’s capital stock.

With the exercise of this option, Vale received US$241 for an 8% stake in VLI, and now holds 29.6% of VLI’s total shares, resulting in a gain of US$172, recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020.

Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses, expiring in December 2025. According to the agreement, PTVI must meet certain requirements to extend the period of the mining licenses beyond 2025, including the commitment to have Indonesian participants in its shareholding structure.

Following this commitment, in June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. (“SMM”), an agreement for the sale of 20% (14.9% from Vale and 5.1% from SMM) of their aggregate stake in PTVI to PT Indonesia Asahan Aluminium (“PT Inalum”), an Indonesia state-owned enterprise. In October 2020, the Company concluded the transaction and received a cash consideration of US$278. This transaction with non-controlling interests resulted in a loss of US$179, which was recognized in Stockholders’ Equity for the year ended December 31,2020.

At the closing of the transaction, Vale and SMM which have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI, signed a block voting agreement, in which SMM is required to follow Vale’s vote on relevant operational and financial decisions concerning PTVI. Therefore, the Company continues consolidating PTVI in its financial statements.

Henan Longyu Energy Resources Co., Ltd (“Henan Longyu”) - In December 2019, the Company entered into an agreement to sell its 25% interest in Henan Longyu, a company that operates two coal mines in China, for a total cash consideration of US$156. Therefore, this investment was classified as held for sale and an impairment loss of US$163 was recorded as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31,2019.

In 2020, the precedent conditions of the agreement were met, and the Company received the cash consideration in full. Following the conclusion of the transaction, the Company recognized a gain of US$116 due to the recycling of the cumulative translation adjustments to the income statement, which was recorded as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31,2020.

West III Project – In October 2020, the Company approved the incorporation of a joint venture with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), to build and operate the project to expand the Shulanghu Port facilities, located in China. The Project secures strategic port capacity in China to further Vale’s shipping and distribution costs optimization.

Vale will own 50% of the joint venture and Vale’s capital contribution to the project is estimated to range from US$110 to US$160. The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Heads of Agreement (“HoA”) with Mitsui & Co. Ltd. (“Mitsui”) - In January 2021 (subsequent event), the Company signed a HoA with Mitsui, both parties to structure Mitsui’s exit from Vale Moçambique and Nacala Logistics Corridor (“NLC”). Currently, Mitsui holds a non-controlling interest of 15% in Vale Moçambique and a 50% interest in NLC.

The HoA determines that Vale will acquire Mitsui’s stake in the mine and logistics assets for an immaterial consideration and will undertake of the Nacala Corridor Project Finance in full, which is approximately US$2,500 outstanding balance at December 31, 2020. In case of closing the transaction, Vale will also control NLC and, therefore, consolidate its assets and liabilities. NLC’s summarized financial information is presented in note 14c.

In addition, the Company informed the market its divestiture intention in the coal segment and, therefore, the Company will assess whether this segment would meet the criteria to be classified as a discontinued operation in future financial statements.

The parties expect to conclude the transaction in 2021, which is subject to the execution of the definitive agreement and usual precedent conditions.

Boston Electrometallurgical Company (“Boston Metal”) – In February 2021 (subsequent event), the Company made an investment of US$6 in Boston Metal to acquire a minority interest and to promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure which includes venture capital funds, mining companies and private investors.

MBR – In December 2019, the Company purchased an additional 36.4% interest in Minerações Brasileiras Reunidas S.A. (“MBR”) held by its related party, for the total consideration of US$812. Following the completion of the transaction, the Company holds 98.3% of MBR’s share capital. Since this transaction did not result in a change of control for the Company, the impact of US$343 arising from the purchase of additional shares was recognized in the Company’s Stockholders’ Equity, as “Acquisitions and disposal of noncontrolling interest”. In 2020, the Company purchased the remaining interest in MBR for a total consideration of US$104, therefore, the Company holds 100% of MBR’s share capital as at December 31, 2020.

c) Fertilizers (Discontinued operations)

In January 2018, the Company and The Mosaic Company (“Mosaic”) concluded the transaction to sell the fertilizer assets, except for those located in Cubatão, Brazil.

The Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s outstanding common shares after the issuance of these shares totaling US$899, at closing date of the transaction. The Company recognized a loss of US$55 in the income statement from discontinued operations.

In May 2018, the Company concluded the transaction entered with Yara International ASA to sell its assets located in Cubatão, Brazil and received US$255 in cash and a loss of US$69 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations are presented as follows:

Income statement

Year ended December 31, 2018
Discontinued operations
Net operating revenue	121
Cost of goods sold and services rendered	(120)
Operating expenses	(4)
Impairment of non-current assets	(124)
Operating loss	(127)
Financial Results, net	(5)
Loss before income taxes	(132)
Income taxes	40
Loss from discontinued operations	(92)
Loss attributable to noncontrolling interests	-
Loss attributable to Vale’s stockholders	(92)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Statement of cash flow

Year ended December 31, 2018
Discontinued operations
Net cash used in operating activities	(37)
Net cash used in investing activities	(9)
Net cash used in discontinued operations	(46)

Accounting policy

Business combination - The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; (iii) equity interests issued to the Company; (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operation - The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and is not reclassified in the statement of financial position.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.       Intangibles

a) Movements during the year

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Additions	-	439	-	39	-	478
Disposals	-	(17)	-	-	-	(17)
Amortization	-	(239)	(2)	(66)	-	(307)
Impairment (note 18)	-	(112)	-	(11)	-	(123)
Acquisition of subsidiary	-	3	-	1	724	728
Translation adjustment	(24)	(165)	5	2	(40)	(222)
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Cost	3,629	5,090	248	888	684	10,539
Accumulated amortization	-	(1,120)	(108)	(812)	-	(2,040)
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	2,513	-	29	-	2,542
Disposals	-	(7)	(134)	-	-	(141)
Amortization	-	(177)	(1)	(23)	-	(201)
Translation adjustment	(331)	(908)	(5)	(6)	(153)	(1,403)
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Cost	3,298	6,393	102	743	531	11,067
Accumulated amortization	-	(1,002)	(102)	(667)	-	(1,771)
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296

b) Early extension of railway concessions - In December 2020, the Company agreed terms with the Brazilian Federal Government to extend its concessions to operate the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) railways by 30 years, from 2027 to 2057.

Upon the signing, the Company recognized an intangible asset related to its right of use of EFC and EFVM and, at the same time, in exchange for the early renewal of its contracts, a liability in the amount of US$2,312 (R$12,016 million) (note 13). The total obligation is comprised by the following commitments:

•	Grants payments for the concessions, payable in quarterly installments, in the total amount of US$542 (R$2,818 million). This commitment is measured based on the net present value of the thirty-year projected cash flows, discounted at 11.04%.

•	The construction of 383 km section of the Midwest Integration Railway (“FICO”), between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. The construction is planned to start in 2021 and its execution is expected to take 6 years. As at December 31, 2020, its estimated cost of construction, discounted to the present value at 2.59%, is US$1,306 (R$6,789 million).

•	An infrastructure program, envisaging over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As at December 31, 2020, its estimated cost of construction, discounted to the present value at 3.08%, is US$264 (R$1,372 million).

•	Acquisition and delivery of rails and sleepers, which the Federal Government will use for the construction of section II of the West-East Integration Railway (“FIOL”), which will connect the municipalities of Caetité and Barreiras, in Bahia, and other miscellaneous commitments. As at December 31, 2020, these commitments, discounted to the present value at 2.67%, are estimated at approximately US$200 (R$1,037 million).

The concession contract renewal requires the review and physical inspection of the railway assets by the National Land Transport Agency (“ANTT”), which may impact the amount of liabilities assumed by the Company. Additionally, the ANTT may require, at their discretion, further investments on the concession network, whose conditions and limitations will be established in an addendum. In both circumstances, discussions on the contracts’ economic and financial rebalancing will be required. Furthermore, there is a provision for the Company to complete a minimum percentage of certain investments by 2027.

Additionally, as a condition for signing the contracts, the Company paid for a guarantee insurance in the amount of US$197 (R$1,026 million) during the year ended on December 31, 2020. These insurance contracts guarantee cover indemnifications, up to the amount established in the insurance policy, in the event of possible losses resulting from the Company not being in compliance with its assumed contractual obligations in relation to the concession contracts. The contracts also provide for the payment of additional insurance policies in the amount of approximately US$192 (R$1,000 million), based on certain contractual milestones.

c) Goodwill – Includes the goodwill arose from the acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017. This goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assesses annually the recoverable amount of the goodwill.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Research and development project and patents - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. (note 15). The intangible assets of research and development are not subject to amortization until the operational phase is reached.

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railways concessions	3 to 50 years
Usufruct	22 to 31 years
Software	5 years

17.       Property, plant and equipment

a) Movements during the year

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	11,587	11,236	6,407	8,499	3,796	-	3,473	3,387	48,385
Effects of IFRS 16 adoption	-	-	-	-	-	1,801	-	-	1,801
Additions (i)	-	-	-	-	-	152	-	4,297	4,449
Disposals	(109)	(75)	(70)	(164)	(155)	(7)	(26)	(25)	(631)
Assets retirement obligation	-	-	-	429	-	-	-	-	429
Depreciation, depletion and amortization	(514)	(666)	(866)	(603)	(293)	(183)	(378)	-	(3,503)
Impairment (note 18)	(577)	(1,113)	(708)	(600)	(336)	(55)	(456)	(353)	(4,198)
Acquisition of subsidiary (ii)	77	41	46	276	-	2	-	46	488
Translation adjustment	(197)	(275)	(102)	88	(122)	(18)	(34)	16	(644)
Transfers	435	456	979	336	351	-	433	(2,990)	-
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Cost	18,970	17,170	11,756	17,826	4,701	1,875	6,820	4,378	83,496
Accumulated depreciation	(8,268)	(7,566)	(6,070)	(9,565)	(1,460)	(183)	(3,808)	-	(36,920)
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Additions (i)	-	-	-	-	-	125	-	4,170	4,295
Disposals	(14)	(92)	(8)	(13)	(5)	-	(8)	(88)	(228)
Assets retirement obligation	-	-	-	568	-	-	-	-	568
Depreciation, depletion and amortization	(439)	(469)	(730)	(459)	(186)	(173)	(290)	-	(2,746)
Impairment (note 18)	(130)	(162)	(22)	(81)	-	-	(79)	(168)	(642)
Transfer to assets held for sale	(66)	(80)	(3)	(58)	-	-	(1)	(96)	(304)
Translation adjustment	(1,664)	(1,756)	(644)	(523)	(759)	(81)	(392)	(552)	(6,371)
Transfers	202	546	654	359	232	-	253	(2,246)	-
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Cost	15,135	11,690	10,680	17,072	3,853	1,966	5,893	5,398	71,687
Accumulated depreciation	(6,544)	(4,099)	(5,747)	(9,018)	(1,330)	(403)	(3,398)	-	(30,539)
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148

(i) Includes capitalized borrowing costs.

(ii) Refers mainly to the acquisition of Ferrous (note 15).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Right-of-use assets (Leases)

	December 31, 2019	Additions and contract modifications	Depreciation	Translation adjustment	December 31, 2020
Ports	734	50	(40)	(26)	718
Vessels	582	-	(47)	(1)	534
Pellets plants	161	39	(41)	(28)	131
Properties	133	32	(29)	(24)	112
Energy plants	64	-	(7)	(1)	56
Mining equipment and locomotives	18	4	(9)	(1)	12
Total	1,692	125	(173)	(81)	1,563

Lease liabilities are presented in note 22.

Accounting policy

Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Leases - The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Lease liabilities are presented in note 22.

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.        Impairment and onerous contracts

The impairment losses recognized in the year are presented below:

	Income statement
	Impairment
Segments by class of assets	2020	2019	2018
Base metals – nickel	882	2,511	-
Coal	935	1,691	-
Other assets	201	119	184
Impairment of non-current assets	2,018	4,321	184

Onerous contracts	-	240	393
Disposals of non-current assets	225	513	322
Impairment and disposals of non-current assets	2,243	5,074	899

a)   Impairment of assets

During 2020, some of the Company’s operations were temporarily halted due to the COVID-19 pandemic. These operations have already been resumed and, therefore, the main long-term assumptions applied in the preparation of their discounted cash flow models, such as commodity prices and production levels, remained unchanged and did not result in the impairment loss for these assets.

The Company tested for impairment the cash generating units (“CGU”) for which a triggering event was identified and for goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, if applicable.

The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Base Metals

Vale Nouvelle-Calédonie S.A.S. (“VNC”), Nickel – Since 2019, the New Caledonian operation has experienced challenging issues, mainly in relation to production and processing of refined nickel, associated with the challenges imposed by the remote location of this asset. The Company started studies of alternatives for VNC, taking into account the operational and commercial options to improve VNC’s short-term cash flows. Based on the revision of the business plan in 2019, the Company reduced the expected production levels of its refined nickel product for remaining useful life of the mine, resulting in an impairment loss of US$2,511 recorded as at December 31, 2019.

In 2020, the Company started looking for a potential buyer and started studying the other options available to exit the operation, including placing VNC in care and maintenance, in preparation for a possible closing of the operation. Due to the negotiations that took place during the year, VNC’s assets and liabilities were classified as “held for sale” and measured at fair value resulting in the recognition of an impairment loss in the amount of US$382 recognized in the income statement as “Impairment and disposal of non-current assets” for the year ended December 31, 2020. With the recognition of this additional impairment, the carrying value of the CGU was reduced to zero as at December 31, 2020.

In December 2020, the Company signed a binding put option agreement for its interest in VNC to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura as a non-controlling shareholder. Closing is expected for the first quarter of 2021, subject to consultation with the VNC workers council and other conditions, including approvals by the Caledonian and French state authorities.

The terms of the proposal take into account the financing needs to continue VNC operations, including the commitment to invest in the conversion of the tailings deposition from wet to dry-stacking (“Project Lucy”), which will cost approximately US$500. Therefore, the Company recognized a loss in that amount due to the potential sale agreement, presented in the income statement as “Impairment and disposal of non-current assets” for the year ended December 31, 2020. Thus, the total loss related to VNC recorded in 2020 is US$882.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Goodwill, Nickel - Out of Vale’s total goodwill (note 16), US$1,926 is allocated to the Base Metals segment. Although the Company recognized an impairment loss in the New Caledonia CGU, the impairment test of goodwill demonstrates that there were no identified losses related to the goodwill allocated to the nickel business, based on cash flows projected until 2048 and discounted at rates ranging between 4.5% and 5.1% (2019: rates ranging between 5% and 6%).

Coal

Moatize mine, Mozambique - The Company has coal operations in Mozambique, through Vale Moçambique S.A. (“Vale Moçambique”), where metallurgical and thermal coal operations are in ramp-up. Vale Moçambique is a company controlled by Vale, and Mitsui & Co. Ltd. (“Mitsui”) holds a non-controlling interest of 15%. Coal products are transported from the Moatize mine to the maritime terminal by the Corredor Logístico de Nacala (“CLN”), a joint venture between Vale and Mitsui, which holds the railways and port concessions located in Mozambique and Malawi.

In 2019, the Company recognized an impairment loss in the amount of US$1,691, corresponding to the total assets of the coal CGU, mainly due to technical difficulties in the project and operation of the assets related to this CGU. In addition, the Company lowered its long-term price assumption for both metallurgical and thermal coal and, carried out a detailed review of the mining plan, leading to a significant reduction on the estimated marketable coal reserves. In addition, the Company tested for impairment the assets acquired during the year and recognized a loss of US$137 in the income statement for the year ended December 31, 2020.

Due to the challenges identified, the Company decided to implement a new strategy to reach the ramp-up of the coal business, including the revamp of the two processing plants and the adaptation to the new flowsheet.

However, in addition to the slowdown in the operational activities, the COVID-19 pandemic has caused travel and equipment transportation restrictions and so, the Company has revisited the plans for the Mozambique coal processing plant stoppage. The halting of the processing plants’ operations that was previously expected to start in the second quarter of 2020, was postponed to late 2020 and completion is scheduled for the first quarter of 2021.

Therefore, the delay in the execution of the projects planned to speed up the ramp-up, associated with the developments on the detailed technical studies of the projects that are necessary to reach out the total capacity of the plants, resulted in the push back of the investment plan for the Moatize processing plants. As a consequence, the projected production volumes to reach the plants’ maximum installed capacity were also postponed.

Loans receivable, Nacala BV - The Company has loans receivable from Nacala (note 29), which have been impacted by the change in the production curve of the Moatize mine, following the reduction in the expected volume of coal to be transported in CLN, which has impacted CLN’s projected cash flows. Therefore, the Company carried out an impairment test for the loan receivable, resulting in a loss of US$798, based on discounted cash flows at the average rate of 8.2%. As at December 31, 2020, the carrying amount of the receivable is US$1,118, after the impairment charge.

The assumption subject to the most estimation uncertainty for the FVLCD calculation is the volume of coal transported. To illustrate this sensitivity, the carrying value would be fully impaired by a reduction of approximately 5 million tons per year (out of the total capacity of 22 million tons per year), considering the other constant assumptions, if all other inputs remained constant.

Ferrous Minerals

Goodwill, Iron ore and pellets - The Company did not identify changes in circumstances or indicatives that could result in a reduction to the recoverable value of the CGU of Iron ore and Pellets. Although, the Company tested for impairment the goodwill, based on cash flows projected until 2050 and discounted at 5.6% (2019: 6.3%), and there were no losses identified. Out of Vale’s total goodwill (Note 16), US$1,373 is allocated to the Ferrous Minerals segment.

Simões Filho, Ferroalloys of Manganese - In September 2020, the Company decided to shut down the Simões Filho operation, a plant located in the Brazilian State of Bahia, that was part of Vale Manganês S.A. (“Vale Manganês”) business and produced manganese ferroalloys. The Company continues to operate the remaining Vale Manganês plants and producing manganese ore.

The Company tested this CGU for impairment, resulting in the full impairment of inventories, other assets related to the Simões Filho plant, and additional provisions required for the closure of the site. As a result, the Company recognized an impairment loss of US$76 as “Impairment and disposals of non-current assets”, and the carrying amount for this CGU was US$75 at December 31, 2020.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Other assets

In 2019, the Company reviewed the business plan of biological assets controlled by Biopalma, a company that cultivates palm oil plantation, which is the raw material for palm oil. This revision resulted in a reduction in Biopalma’s expected operational capacity. The Company has also reviewed its long-term price assumptions based on the market conditions at that time. Thus, the Company tested the CGU for impairment and an impairment loss of US$119 was recognized in the income statement for the year ended December 31, 2019.

In September 2020, the Company signed an agreement with Brasil Bio Fuels S.A. to sell its entire interest in Biopalma for an immaterial consideration. As a result of this agreement, the Company recognized a loss of US$125, which was recognized in the income statement as “Impairment and disposals of non-current assets” for the year ended December 31, 2020, reducing the carrying value of this CGU to zero. Biopalma’s divestment was completed in November 2020.

b)   Onerous contract

In 2019, the Company reviewed its expectation of iron ore production and sales volumes of the Midwest system. Following the revised plan for the upcoming years, the Company has recognized an additional provision of US$240 in relation to the costs of certain long-term contracts, with minimum guaranteed volume for fluvial transportation and port structure. In 2020, there were no changes in the expectation related to the ore production and sales volumes of the Midwest system and, therefore, no impairment charge has been recognized in the income statement for the year ended December 31, 2020.

c) Disposals of assets

Refers to non-viable projects and operating assets written off through sale or obsolescence. Additionally, includes assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil, as described in note 23.

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

19.       Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact the its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support the decision making process regarding the risk management strategy.

The Company’s policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of a Financial Committee. The Financial Committee ensures that Company’s financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk generated by the variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing and investment activities. The portfolios composed of these financial instruments are monitored on a monthly basis, allowing the monitoring of financial results and their impact on cash flow. Currently, the Company applies hedge accounting to its net investment in foreign operation and nickel and palladium revenue programs.

The Company does not have any derivatives increasing financial leverage beyond the nominal amount of its contracts. The Company contracts derivatives solely to mitigate market risks.

Risks	Origin of the exhibition	Management
Market Risk - Exchange Rate	Contracts for the sale of ore and financial instruments that are not denominated in US$	Swap and forward operations
Market risk - Interest rate	Loans and financing indexed to LIBOR	Swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Method and techniques of valuation of derivatives

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business daytime horizon.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates. For the pricing of options the Company generally uses the Black & Scholes model. In this model, the fair value of the derivative is obtained basically as a function of the volatility and price of the underlying asset, the exercise price of the option, the risk-free interest rate and the term to maturity of the option. In the case of options where the result is a function of the average price of the underlying asset in a certain period of the option’s life, called Asian, the Company uses the Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black & Scholes model, the average price formation period is considered.

In the case of swaps, both the present value of the active and the passive tip are estimated by discounting their cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the active tip and the passive tip of the swap in the reference currency. In the case of swaps linked to Brazilian long-term interest rate (“TJLP”), the fair value calculation considers the constant TJLP, i.e., projections of future cash flows in reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of the respective underlying assets. These curves are usually obtained from the exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodities Exchange (“COMEX”) or other market price providers. When there is no price for the desired maturity, the Company uses interpolations between the available maturities.

a.i) Libor discontinuation

In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced the effective discontinuation of that rate from the end of 2021, as banks will no longer be required to contribute rate quotations. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

a.ii) Effects of derivatives on the balance sheet

	Assets
	December 31, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	13	-
IPCA swap	7	38	82	117
Eurobonds swap	-	3	-	-
Pre-dollar swap	-	9	21	8
Forward transactions	-	-	1	-
	7	50	117	125

Commodities price risk
Base metals products	30	-	151	9
Gasoil, Brent and freight	97	-	20	-
	127	-	171	9
Others	-	16	-	50
	-	16	-	50
Total	134	66	288	184

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	December 31, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	111	525	48	80
IPCA swap	72	100	13	37
Eurobonds swap	4	-	6	29
Pre-dollar swap	62	58	8	37
Libor swap	1	6	-	-
Forward transactions	1	-	-	-
	251	689	75	183
Commodities price risk
Base metals products	46	-	4	4
Gasoil, Brent and freight	13	-	8	-
	59	-	12	4
Others	18	-	7	120
	18	-	7	120
Total	328	689	94	307

a.iii) Net exposure

	December 31, 2020	December 31, 2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(636)	(115)
IPCA swap	(127)	149
Eurobonds swap	(1)	(35)
Pre-dollar swap	(111)	(16)
Libor swap	(7)	-
Forward transactions	(1)	1
	(883)	(16)
Commodities price risk
Base metals products	(16)	152
Gasoil, Brent and freight	84	12
	68	164

Others	(2)	(77)
	(2)	(77)
Total	(817)	71

a.iv)       Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Year ended December 31,
	2020	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(746)	(39)	(206)
IPCA swap	(262)	118	(23)
Eurobonds swap	28	(39)	(27)
Pre-dollar swap	(160)	2	(23)
Libor swap	(7)	-	-
	(1,147)	42	(279)

Commodities price risk
Base metals products	10	58	(25)
Gasoil, Brent and freight	(134)	42	6
	(124)	100	(19)

Others	61	102	32
	61	102	32
Total	(1,210)	244	(266)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.v)       Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Year ended December 31,
	2020	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(141)	(381)	(135)
IPCA swap	-	(28)	7
Eurobonds swap	(6)	(5)	(3)
Pre-dollar swap	(49)	8	10
	(196)	(406)	(121)
Commodities price risk
Base metals products	8	48	8
Gasoil, Brent and freight	(206)	2	49
	(198)	50	57
Others	68	21	(3)

Derivatives designated as cash flow hedge accounting
Nickel	292	11	-
	292	11	-
Total	(34)	(324)	(67)

a.vi) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2020	2019	2018
Net investments hedge	(2,786)	(392)	(543)
Cash flow hedge (Nickel and Palladium)	(104)	150	-

Net investment hedge - The Company uses hedge accounting for the foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company’s debt with third parties denominated in dollars and euros serves as a hedge instrument for investments in these subsidiaries. As of December 31, 2020, the amount of debt designated as a hedge instrument for these investments is US$2,168 and EUR750 million. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive results, under “accumulated translation adjustments”.

Cash Flow Hedge (Nickel) - In order to reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program in 2019. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes.

In April 2020, the option contracts were liquidated in order to increase the Company’s cash position as a result of COVID-19 in order to increase the Company’s liquidity, temporarily discontinuing the Nickel Revenue Hedge program. The amount that was accumulated in the cash flow hedge reserve up to the settlement date of these option contracts is being recycled to income as the sale of nickel is recognized in the income statement.

In October 2020, the Company executed new hedge operations, continuing the Nickel Revenue Hedge program. The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item’s P&L is offset by the hedged item’s P&L due to Nickel price variation.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021
Nickel Revenue Hedging Program (i)
Call options	58,620	75,984	S	17,664	(46)	(12)	-	10	(46)
Put options	58,620	75,984	B	15,000	28	162	292	6	28
Total					(18)	150	292	16	(18)

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,664/t for the program’s sales volume.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Cash flow hedge (Palladium) - To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program. The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021

Palladium Revenue Hedging Program
Palladium Forwards	-	-	S	-	-	-	3	-	-

Call Options	7,200	-	S	2,347	(1)	-	-	-	(1)
Put Options	7,200	-	B	2,050	-	-	-	-	-
Total					(1)	-	-	-	(1)

b) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian real and euros. The Company uses swap and forward transactions to convert debt linked to Brazilian real and Euros into U.S. dollar, with volumes, flows and settlement dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in the Company’s obligations, contributing to stabilize the cash disbursements in U.S. dollar.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.i) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to Brazilian Interbank Interest rate (“CDI”), TJLP and consumer price index (“IPCA”). In those swaps, the Company pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities. Swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by the Company, where receives fixed rates in EUR and pays fixed rates in US$. The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$ and EUR.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2020	December 31, 2019	Index	Average rate	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021	2022	2023+

CDI vs. US$ fixed rate swap					(473)	(38)	(129)	42	(60)	(96)	(317)
Receivable	R$ 9,445	R$ 2,115	CDI	100.09%
Payable	US$ 2.213	US$ 558	Fix	2.09%

TJLP vs. US$ fixed rate swap					(163)	(77)	(44)	9	(50)	(42)	(71)
Receivable	R$ 1,651	R$ 2,111	TJLP +	1.14%
Payable	US$ 460	US$ 601	Fix	3.05%

R$ fixed rate vs. US$ fixed rate swap					(111)	(18)	(48)	11	(63)	(51)	3
Receivable	R$ 2,512	R$ 2,173	Fix	5.43%
Payable	US$ 621	US$ 604	Fix	0.31%

IPCA vs. US$ fixed rate swap					(173)	46	(12)	13	(73)	(8)	(92)
Receivable	R$ 2,363	R$ 2,826	IPCA +	5.10%
Payable	US$ 622	US$ 759	Fix	4.02%

IPCA vs. CDI swap					45	104	44	1	7	38	-
Receivable	R$ 694	R$ 1,634	IPCA +	6.63%
Payable	R$ 550	R$ 1,350	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap					(1)	(35)	(6)	5	(4)	(3)	6
Receivable	€ 500	€ 500	Fix	3.75%
Payable	US$ 613	US$ 613	Fix	4.29%

Forward	R$ 916	R$ 121	B	5.96	(1)	-	-	3	(1)	-	-

b.ii) Protection program for Libor floating interest rate US$ denominated debt

The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR in US dollar.

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by the Company into fixed interest rate. In those swaps, the Company receives floating rates and pays fixed rates in US$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2020	December 31, 2019	Index	Average rate	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021	2022	2023+

Libor vs. US$ fixed rate swap					(7)	-	-	1	(1)	(1)	(4)
Receivable	US$ 950	-	Libor	0.13%
Payable	US$ 950	-	Fix	0.48%

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Market risk - Product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

c.i) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021+

Brent crude oil (bbl)
Call options	13,746,945	7,048,500	B	55	92	11	-	11	92
Put options	13,746,945	7,048,500	S	28	(12)	(3)	(68)	1	(12)

Gasoil (bbl)
Call options	-	7,710,750	C	-	-	7	-	-	-
Put options	-	7,710,750	V	-	-	(3)	(137)	-	-

Forward Freight Agreement (days)
Freight forwards (days)	1,625	1,050	C	11,893	4	-	(2)	1	4

Brent Crude Oil and Gasoil options - In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure. The derivative transactions were negotiated over-the-counter and the protected item is part of the costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of the costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes. The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

d) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	December 31, 2020	December 31, 2019	Bought / Sold	Average strike	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020	2021+

Warrants da Wheaton Precious Metals Corp. (quantity of warranties)
Call options	-	10,000,000	B	-	-	26	25	-	-

Stock options associated with convertible debentures (quantity)
Conversion options	-	140,239	S	8,346	-	(51)	235	-	-

Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	2.92	18	24	-	2	18

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.23	(19)	(69)	-	4	(19)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	S	233	-	(1)	-	-	-
Embedded in raw material purchase contract (ton)
Nickel forwards	1,979	1,497	S	15,831	2	2	-	1	2
Copper forwards	976	1,009	S	7,121	-	-	-	-	-

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Wheaton Precious Metals Corp. warrants - The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$2.50 per warrant, totaling US$25.

Call options associated to debentures convertible into shares - In this contract, BNDESPar was granted call options on VLI S.A. (“VLI”) shares held by Vale of up to 8% of VLI’s capital stock. On December 9, 2020, the Company was notified by BNDESPar of the full exercise of the call option for shares issued by VLI. With the exercise of this option, Vale received US$241 for an 8% stake in VLI (note 14).

Option related to a Special Purpose Entity “SPE” - The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company’s signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

Options to purchase shares of associates - In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment whose maturity was extended to December 2021. This is considered an embedded derivative, with payoff equivalent to a put option.

Options on natural gas purchase - The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

Nickel and copper raw materials - The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at December 31, 2020

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(473)	(1,048)	(1,623)
	US$ interest rate inside Brazil decrease	(473)	(494)	(517)
	Brazilian interest rate increase	(473)	(496)	(522)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(163)	(285)	(408)
	US$ interest rate inside Brazil decrease	(163)	(165)	(168)
	Brazilian interest rate increase	(163)	(173)	(182)
	TJLP interest rate decrease	(163)	(172)	(181)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(111)	(264)	(418)
	US$ interest rate inside Brazil decrease	(111)	(113)	(115)
	Brazilian interest rate increase	(111)	(120)	(129)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(173)	(343)	(512)
	US$ interest rate inside Brazil decrease	(173)	(178)	(183)
	Brazilian interest rate increase	(173)	(189)	(204)
	IPCA index decrease	(173)	(184)	(195)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	45	43	41
	IPCA index decrease	45	43	40
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(43)	(40)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(1)	(173)	(346)
	Euribor increase	(1)	(2)	(3)
	US$ Libor decrease	(1)	(2)	(2)
Protected item: EUR denominated debt	EUR depreciation	n.a.	173	346

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	(7)	(10)	(13)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	10	13

NDF BRL/USD	R$ depreciation	(1)	(39)	(77)
	US$ interest rate inside Brazil decrease	(1)	(2)	(3)
	Brazilian interest rate increase	(1)	(7)	(13)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Fuel oil protection
Options	Price input decrease	80	25	(28)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(25)	28

Forward Freight Agreement
Forwards	Freight price decrease	4	(2)	(7)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	2	7

Nickel sales fixed price protection
Forwards	Nickel price decrease	(19)	(19)	(19)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	19	19

Palladium Revenue Hedging Program
Options	Palladium price increase	(1)	(5)	(9)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	5	9

Option - SPCs	SPCs stock value decrease	18	10	2

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	2	(5)	(13)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(1)	(3)
Embedded derivatives - Gas purchase	Pellet price increase	-	-	(1)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(19)	(84)	(270)

f) Credit risk management

The Company is exposed to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level.

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

f.i) Accounts receivable

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. In 2019 and 2018, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (see note 10).

f.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	13,487	7,350
Short-term investments	771	826
Restricted cash	38	151
Judicial deposits (note 26)	1,268	3,133
Derivative financial instruments (note 19)	200	472
Investments in equity securities	757	726
Related parties - Loans (note 29)	1,118	1,919
Total	17,639	14,577

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	December 31, 2020		December 31, 2019
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	2,210	36	31	-
Aa2	363	15	1	11
Aa3	1,681	41	202	46
A1	2,812	21	1,468	-
A2	4	20	2,740	138
A3	5	36	109	105
Baa1	4	-	5	-
Baa2	1	-	47	-
Baa3	-	-	1	117
Ba1	2,986	-	-	-
Ba2	4,189	6	835	-
Ba3	-	-	2,735	-
Others	3	25	2	55
	14,258	200	8,176	472

g) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The revolving credit facilities available today were provided by a syndicate of several global commercial banks. To mitigate liquidity risk, the Company has two revolving credit facilities, which will mature in 2022 and 2024, in the available amount of US$5,000 to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As at December 31, 2020 these lines are undrawn.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Unrealized fair value gain (losses)”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within “Cumulative translation adjustments”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management’s estimates is present under “Sensitivity analysis of derivative financial instruments”.

20.       Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	December 31, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 22)	13,487	-	-	13,487	7,350	-	-	7,350
Short-term investments (note 22)	-	-	771	771	-	-	826	826
Derivative financial instruments (note 19)	-	-	134	134	-	-	288	288
Accounts receivable (note 10)	4,499	-	494	4,993	2,452	-	77	2,529
Related parties (note 29)	195	-	-	195	319	-	-	319
	18,181	-	1,399	19,580	10,121	-	1,191	11,312
Non-current
Judicial deposits (note 26)	1,268	-	-	1,268	3,133	-	-	3,133
Restricted cash	38	-	-	38	151	-	-	151
Derivative financial instruments (note 19)	-	-	66	66	-	-	184	184
Investments in equity securities	-	757	-	757	-	726	-	726
Related parties (note 29)	923	-	-	923	1,600	-	-	1,600
	2,229	757	66	3,052	4,884	726	184	5,794
Total of financial assets	20,410	757	1,465	22,632	15,005	726	1,375	17,106

Financial liabilities
Current
Suppliers and contractors	3,367	-	-	3,367	4,107	-	-	4,107
Derivative financial instruments (note 19)	-	-	328	328	-	-	94	94
Loans, borrowings and leases (note 22)	1,136	-	-	1,136	1,439	-	-	1,439
Dividends payable	1,220	-	-	1,220	1,560	-	-	1,560
Liabilities related to the concession grant	209	-	-	209	-	-	-	-
Related parties (note 29)	725	-	-	725	980	-	-	980
Other financial liabilities	644			644	330			330
	7,301	-	328	7,629	8,416	-	94	8,510
Non-current
Derivative financial instruments (note 19)	-	-	689	689	-	-	307	307
Loans, borrowings and leases (note 22)	13,891	-	-	13,891	13,408	-	-	13,408
Related parties (note 29)	943	-	-	943	956	-	-	956
Participative stockholders’ debentures (note 21)	-	-	3,413	3,413	-	-	2,584	2,584
Liabilities related to the concession grant	2,103	-	-	2,103	-	-	-	-
Financial guarantees	-	-	877	877	-	-	525	525
	16,937	-	4,979	21,916	14,364	-	3,416	17,780
Total of financial liabilities	24,238	-	5,307	29,545	22,780	-	3,510	26,290

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

	December 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	771	-	-	771	826	-	-	826
Derivative financial instruments	-	182	18	200	-	448	24	472
Accounts receivable	-	494	-	494	-	77	-	77
Investments in equity securities	757	-	-	757	726	-	-	726
Total	1,528	676	18	2,222	1,552	525	24	2,101

Financial liabilities
Derivative financial instruments	-	998	19	1,017	-	281	120	401
Participative stockholders’ debentures	-	3,413	-	3,413	-	2,584	-	2,584
Financial guarantees	-	877	-	877	-	525	-	525
Total	-	5,288	19	5,307	-	3,390	120	3,510

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the years presented.

b.i) Changes in Level 3 assets and liabilities during the year

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	24	120
Gain and losses recognized in income statement	-	(79)
Translation adjustments	(6)	(22)
Balance at December 31, 2020	18	19

c) Fair value of loans and financing

Loans and financing are recorded at their contractual values. To determine the market values of these financial instruments traded in public markets, the closing market quotations on the balance sheet dates were used. The Company considers that for the other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,448	10,025	5,948	7,484
Eurobonds	920	985	843	916
Debentures	496	496	995	995
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	860	857	1,332	1,379
R$, with fixed interest	34	35	88	88
Basket of currencies and bonds in US$ indexed to LIBOR	56	56	101	100
Debt contracts in the international market in:
US$, with variable and fixed interest	3,225	3,278	3,194	3,280
EUR, with variable interest	-	-	224	211
Other currencies, with fixed interest	120	134	120	131
Total	13,159	15,866	12,845	14,584

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative stockholders’ debentures and Derivative financial instruments that are measured at fair value through profit or loss.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.     Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. The Company made available for withdrawal as remuneration the amount of US$183 (R$1 billion) and US$194 (R$776 million), for the year ended December 31, 2020 and 2019, respectively, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

Accounting policy

The participative stockholders’ debentures are measured at fair value through profit or loss based on the market approach. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of the quarter.

22.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	December 31, 2020	December 31, 2019
Debt contracts in the international markets	11,890	10,494
Debt contracts in Brazil	1,470	2,562
Total of loans and borrowings	13,360	13,056

(-) Cash and cash equivalents	13,487	7,350
(-) Short-term investments	771	826
Net debt (cash)	(898)	4,880
Leasing	1,667	1,791

b)    Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$2,849 (US$2,822 in 2019) denominated in R$, indexed to the CDI), US$10,195 (US$4,361 in 2019) denominated in US$ and US$443 (US$167 in 2019) denominated in other currencies.

c)       Short-term investments

At December 31, 2020, the balance of US$771 is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government. At December 31, 2019, the balance of US$826 is mainly comprised of investments directly in LFTs.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)	Loans, borrowings and leases

i)	Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Quoted in the secondary market:
Bonds	6.01%	-	-	7,448	5,948
Eurobonds	4.29%	-	-	920	843
Debentures	10.48%	107	374	389	621
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	320	276	540	1,056
R$, with fixed interest	2.86%	20	43	14	45
Basket of currencies and bonds in US$ indexed to LIBOR	2.31%	45	44	11	56
Debt contracts in the international market in:
US$, with variable and fixed interest	2.24%	182	260	3,044	2,934
EUR, with variable interest	-	-	-	-	225
Other currencies, with fixed interest	3.17%	12	14	107	106
Accrued charges		201	203	-	8
Total		887	1,214	12,473	11,842

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2020.

(ii) R$ denominated debt that bears interest at IPCA, IGP, CDI, TR or TJLP, plus spread. For a total of US$1,296 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.99% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2021	685	637
2022	1,230	610
2023	1,229	581
2024	2,024	527
Between 2025 and 2029	2,175	2,108
2030 onwards	5,816	2,450
Total	13,159	6,913

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Credit and financing lines

As a precautionary measure in order to increase the Company’s cash position due to the uncertainties resulting from the COVID-19 pandemic, Vale drew down its revolving credit lines in March 2020. These credit lines were fully paid in September 2020. As at December 31, 2020, the total amount available under credit lines is US$5,000, of which US$2,000 maturing in June 2022 and US$3,000 maturing in December 2024.

Funding

In July 2020, the Company issued through Vale Overseas Limited guaranteed notes due July 2030 totaling US$1,500. The notes bear 3.750% coupon per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount. In August 2020, the Company contracted US$300 with The Export-Import Bank of China (“CEXIM”).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2019	7,954	1,535	3,567	13,056
Additions	1,500	-	5,300	6,800
Repayments	(243)	(294)	(5,527)	(6,064)
Interest paid	(556)	(60)	(139)	(755)
Cash flow from financing activities	701	(354)	(366)	(19)

Effect of exchange rate	(140)	(271)	(3)	(414)
Interest accretion	531	49	157	737
Non-cash changes	391	(222)	154	323

December 31, 2020	9,046	959	3,355	13,360

ii) Lease liabilities

	December 31, 2019	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	December 31, 2020
Ports	750	50	(71)	30	(16)	743
Vessels	580	-	(72)	25	-	533
Pellets plants	175	39	(36)	4	(45)	137
Properties	152	32	(17)	7	(32)	142
Energy plants	71	-	(2)	1	(8)	62
Mining equipment and locomotives	63	4	(21)	3	1	50
Total	1,791	125	(219)	70	(100)	1,667

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the year ended December 31, 2020 and 2019 was US$63 and US$560, respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

Discount rates

Discount rate
Ports	3% to 6%
Vessels	3% to 6%
Pellets plants	3% to 6%
Properties	3% to 7%
Energy plants	4% to 5%
Mining equipment and locomotives	3% to 6%

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	68	62	61	60	801	1,052
Vessels	65	63	62	60	404	654
Pellets plants	36	31	10	10	85	172
Properties	47	27	23	21	39	157
Energy plants	7	7	6	6	59	85
Mining equipment and locomotives	18	16	10	8	16	68
Total	241	206	172	165	1,404	2,188

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Guarantees

As at December 31, 2020 and 2019, loans and borrowings are secured by property, plant and equipment in the amount of US$176 and US$220, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 9%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2020 and 2019.

The accounting policy applied to lease liabilities is disclosed in note 17.

23.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including de-characterization of the dams, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society, as shown below:

	December 31, 2019	Impact on the income statement	Present value adjustment	Disbursements (i)	Translation adjustment	December 31, 2020
Global Settlement for Brumadinho	1,916	3,872	(5)	(1,325)	(469)	3,989
Provision for individual indemnification and other commitments	1,067	258	10	(504)	(245)	586
De-characterization of dams	2,489	617	36	(293)	(560)	2,289
Incurred expenses (ii)	-	510	-	(510)	-	-
	5,472	5,257	41	(2,632)	(1,274)	6,864

(i) Disbursements include the release of judicial deposits in the amount of US$1,313 (R$6,900 million), of which US$274 (R$1,500 million) was released in the second quarter of 2020 and US$1,039 (R$5,400 million) will be released as provided in the Global Settlement. In 2019, the Company disbursed US$1,720 (R$6,885 million) in relation to the Brumadinho event. Of the total amount disbursed by the Company in 2019 and 2020, US$1,701 (R$7,777 million) is part of the total economic value of the Global Settlement.

(ii) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In 2019, the Company incurred expenses in the amount of US$730.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Global Settlement for Brumadinho

On February 4, 2021 (subsequent event), the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. In addition, relevant aspects related to the scope and execution of the Company’s obligations were defined. Therefore, as the negotiations have started before the reporting date, the Company recognized a loss of US$3,872 (R$19,924 million) in the income statement for the year ended December 31, 2020

Based on the present value of the projected cash outflows discounted at 5.93%, the provision is detailed as follows:

	December 31, 2020	December 31, 2019
Payment obligations (i)	2,343	-
Provision for socio-economic reparation and others	860	729
Provision for social and environmental reparation	786	1,187
	3,989	1,916

	December 31, 2020	December 31, 2019
Current liabilities	1,561	783
Non-current liabilities	2,428	1,133
Liabilities	3,989	1,916

(i) As established in the Global Settlement, US$1,039 (R$5,400 million) in judicial deposits made by Vale in public civil actions due to the Dam I rupture will be released to the State of Minas Gerais to use in water security projects and to develop projects that will be proposed by the affected communities. Therefore, the provision already considers that these judicial deposits settled part of the obligations at December 31, 2020.

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, US$848 (R$4,400 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of US$1.495 (R$7,772 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba Basin. The socioeconomic reparation actions aims to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale’s responsibility and changes against the original budget may result in changes in provision in future reporting periods.

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company’s legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at December 31, 2020, the provision recorded is US$267 (2019: US$113).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at December 31, 2020, the provision recorded is US$179 (2019: US$569).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$48 (R$250 million). In July 2020, the Company signed an agreement with IBAMA, of which US$29 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$19 (R$100 million) will be used in basic sanitation programs in the state of Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. Therefore, the Company has a total provision to comply with these assumed obligations in the amount of US$2,289 at December 31, 2020 (US$2,489 as at December 31, 2019).

In 2020, as a consequence of the periodic review of the estimates for the de-characterization of the dam structures, built under the upstream raising method, which are already reserved, the Company recognized US$369 in addition to the recorded provision, mainly due to the evolution of engineering projects and changes in the planned containments. The Company also identified other structures that met the criteria to be de-characterized as well, resulting in a further provision of US$248, recognized in the income statement for the year ended December 31, 2020.

As described in “Critical accounting estimates and judgments”, changes in engineering methods and solutions, the volume of tailings to be removed, among other relevant assumptions, may result in a significant change in the provision.

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$634 and US$983 for the year ended December 31, 2020 and 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

(c.ii) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$235 as “Impairment and disposal of non-current assets” for the year ended December 31, 2019 in relation to the assets written-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Contingencies and other legal matters

(d.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and state prosecutors claiming economic and environmental damages resulting from the dam rupture and seeking a broad range of injunctions ordering Vale to take specific remediation and reparation actions. These legal proceedings were initially brought before various state courts in Minas Gerais but have been consolidated before the 6th Public Treasury Court in the city of Belo Horizonte and then transferred to the 2nd Public Treasury Court in the city of Belo Horizonte.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved (of the 207 requests, 204 were extinguished). Indemnifications for individual damages are not covered by the Global Settlement, but the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company expects to keep signing individual agreements.

(d.ii) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor’s Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of US$5.1 billion (R$26.7 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees based on a judicial decision. The Company believes that the likelihood of loss is remote.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts (“ADRs”) - issued by Vale. The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Corrego de Feijão mine and the adequacy of the related programs and procedures.

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded by June 2021.

Based on the evaluation of the Company’s legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(d.iv) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Based on the evaluation of the Company’s legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately US$346 (R$1,800 million). However, the Company disagree with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding

(d.v) Cooperation with the CVM and the Securities and Exchange Commission (“SEC”)

The Company is cooperating with the CVM and the SEC by providing documents and other information related to the Dam I rupture in connection with ongoing investigations by both agencies. These investigations relate to Vale’s disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale’s dams. The CVM and SEC investigations may result in the application of fines and administrative penalties either through negotiated resolutions or court proceedings.

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these financial statements.

(e.ii) Financial guarantees

For the Brumadinho event, the Company has financial guarantees in the amount of US$1,124 in December 31, 2020 (US$1,396 in December 31, 2019), which were presented in court and used to release the respective judicial deposit. The expenses related to these financial guarantees in the amounts of US$7 and US$9 were recorded as financial expense in the Company’s income statement for the year ended December 31, 2020 and 2019, respectively. With the Global Settlement, these guarantees will be released.

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

The main critical assumptions and estimates applied in the De-Characterization provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solution; and (iv) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.       Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture.

The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’).

Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement. As Samarco is currently unable to resume its activities, we and BHPB have been funding the Fundação Renova and also providing funds directly to Samarco, to preserve its operations and to support Samarco’s funding obligations.

Samarco has been gradually resuming its operations since December 2020.

Renova Foundation

During 2020, the Renova Foundation updated the premises used in the preparation of the estimate of the costs necessary for the execution of the 42 repair and compensation programs. This periodic review resulted in an additional provision of US$1,069, which corresponds to the Company’s proportional responsibility with Renova Foundation.

Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the new safety requirements set by ANM, Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam, which was recognized by the Company in 2019. During 2020, the Company recorded an additional provision of US$26, equivalent to 50% of the estimated costs to carry out the project for the de-characterization of this structure.

Movements during the year

	2020	2019
Balance at January 1,	1,700	1,121
Provision	1,095	758
Disbursements	(394)	(315)
Present value valuation	64	200
Translation adjustment	(391)	(64)
Balance at December 31,	2,074	1,700

	December 31, 2020	December 31, 2019
Current liabilities	876	516
Non-current liabilities	1,198	1,184
Liabilities	2,074	1,700

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Samarco’s working capital

In addition to the provision, Vale S.A. made available in the year ended December 31, 2020 and 2019, the amount of US$166 and US$102, respectively, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

During 2021, Vale S.A. may provide a short-term credit facility up to US$85 to support the Samarco’s cash needs, without any binding obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHP – is subject to the fulfillment of certain conditions, being deliberated by the shareholders, in the same bases and concomitantly, if required.

Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of these entity may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2020	December 31, 2019
Current assets	87	34
Non-current assets	4,582	3,940
Total assets	4,669	3,974

Current liabilities	8,370	6,990
Non-current liabilities	6,385	5,527
Total liabilities	14,755	12,517
Negative reserves	(10,086)	(8,543)

Loss for the year ended	(1,160)	(4,125)

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry (“MPF”)

The Framework Agreement established a possible renegotiation of Renova Foundation’s reparation programs upon the completion of studies carried by specialist engaged by the Public Prosecutor’s Office in this process. The studies of the aforementioned specialists have not yet been concluded and, therefore, these negotiations have not started. In October 2020, MPF required the continuance of its public civil action of US$27.5 billion (R$155 billion) due to a deadlock in the hiring of Technical Assistants. The request will still be analyzed by the Judge of the 12th Federal Court after a statement by Samarco and its shareholders Vale and BHP. Depending on the conclusion of those experts and the decision to be issued in this regard, the Company may recognize additional provisions to comply with the requirements set the Framework Agreement.

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. A ruling on the case is now expected to be issued, with no term for it to occur. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal. Therefore, the expectation of loss of this case is classified as possible. However, considering the phase of the potential class action, it is not possible at this time to reliably estimate the amount of an eventual loss.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iii) Class action filed by holders of American Depositary Receipts

Vale and some of its executives have been named as defendants in class actions relating to securities before the New York Federal Court, filed by investors holding American Depositary Receipts (“ADRs”) issued by the Company, based on the U.S. Federal Securities laws. In June 2020, the case was closed as a result of the agreement reached by the parties, whereby the defendants agreed to pay the amount of US$25, which was accepted by the Court. This amount was recognized in income as “Equity in earnings of affiliates and joint ventures.

(iv) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In March 2020, the judge scheduled a number of hearings to collect defense witnesses’ testimonies and intent letters were issued for the same purpose, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. In July 2020, the Federal Court of the 1st Region denied an appeal presented by Vale and rejected the claim to recognize the state of limitation to keep the company within the criminal process. In October 2020, the criminal action was scanned and transferred to electronic processing. Additionally, the scheduling of hearings for the deposition of defense witnesses began in some cities, which received the letter precatory from Ponte Nova. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During 2020 and 2019, the Company received payments in the amount of US$17 and US$109, respectively, and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.        Provisions

	Current liabilities		Non-current liabilities
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Payroll, related charges and other remunerations	877	790	-	-
Onerous contracts (note 18)	58	57	838	866
Environmental obligations	102	146	200	243
Provision related to VNC sale	500	-	-	-
Asset retirement obligations	99	158	4,121	3,802
Provisions for litigation (note 26)	87	-	1,004	1,462
Employee postretirement obligations (note 27)	103	79	2,271	2,120
Provisions	1,826	1,230	8,434	8,493

Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of the year	3,960	3,115
Present value valuation	27	37
Settlements	(45)	(47)
Revisions on cash flows estimates (i)	509	812
Translation adjustment	(231)	43
Balance at end of the year	4,220	3,960

Current	99	158
Non-current	4,121	3,802
	4,220	3,960
Long-term interest rates (per annum)
Brazil	3.54%	3.36%
Canada	0.00%	0.40%
Mozambique	5.67%	5.20%
Other regions	0.0% - 4.73%	0.60% - 4.78%

(i) In 2019, includes changes in discount rates and updating plans for mine closure, that also considers new legal requirements related to the decommissioning.

As at December 31, 2020, the Company has issued letters of credit and surety bonds for US$651 in connection with the Asset retirement obligations for its Base Metals operations.

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significant impact the recorded provision. Therefore, the estimated costs for closure of the mining assets is deemed to be a critical accounting estimate and annually reviewed.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26.       Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at December 31, 2020 is US$423 (2019: US$536). This proceeding is guaranteed by a judicial deposit in the amount of US$487 recorded at December 31, 2020 (2019: US$616).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale’s operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	729	166	459	3	1,357
Additions and reversals, net	10	168	106	7	291
Payments	(33)	(58)	(110)	-	(201)
Indexation and interest	9	42	18	1	70
Translation adjustment	(19)	(18)	(18)	-	(55)
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	29	26	16	2	73
Payments	(23)	(30)	(59)	-	(112)
Indexation and interest	(85)	30	26	1	(28)
Translation adjustment	(132)	(66)	(103)	(3)	(304)
Balance at December 31, 2020	485	260	335	11	1,091
Current liabilities	8	15	64	-	87
Non-current liabilities	477	246	271	11	1,004
	485	260	335	11	1,091

(i) Includes amounts regarding to social security claims that were classified as labor claims.

b)	Contingent liabilities

	December 31, 2020	December 31, 2019
Tax litigations	6,911	8,040
Civil litigations	1,348	1,518
Labor litigations	563	773
Environmental litigations	907	1,094
Total	9,729	11,425

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is not considered remote are discussed as follows:

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.i) CFEM-related proceedings:

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise out of a large number of assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of insurance and transportation costs indicated in the corresponding invoice payment of royalties on pellet sales and CFEM charges on the revenues provided by our subsidiaries abroad. The Company estimates the possible losses resulting from these proceedings to be US$2,065 (R$10,730 million) as at December 31, 2020 (US$1,914 (R$7,715 million) as at December 31, 2019).

(b.ii) Assessments and legal proceedings related to PIS/COFINS:

The Company has received several tax assessments from the Brazilian federal tax authority contending that Vale incorrectly claimed PIS and COFINS tax credits. The tax authorities claim that (i) some credits deducted from the Company’s payments of PIS and COFINS were not deductible; and (ii) the Company has not submitted adequate evidence of certain other credits. The Company is contesting these assessments related to the credits taken from 2002 onwards. The Company estimates the possible losses resulting from these proceedings to be US$1,078 (R$5,602 million) as at December 31, 2020 (US$1,350 (R$5,442 million) as at December 31, 2019). The Company may receive other tax assessments in the future.

(b.iii) Value added tax on services and circulation of goods (“ICMS”) tax assessments and legal proceedings:

The Company is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) certain credits that have been deducted from Vale’s payments of ICMS were not deductible; (ii) the Company failed to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on electricity purchases (iv) the Company is required to pay ICMS in connection with goods that we bring into the State of Para and (v) increase in ICMS on own transportation. The Company estimates the possible losses resulting from these proceedings to be US$648 (R$3,369 million) as at December 31, 2020 (US$758 (R$3,057 million) as at December 31, 2019).

(b.iv) Tax assessment notices on alleged non-deductibility of goodwill amortization:

The Company is a party in administrative proceedings relating tax assessment notices for collection of IRPJ and CSLL, including fine and interest, related to the periods between 2013 and 2016. These tax assessments are based on the alleged non-deductibility of goodwill amortization expenses recorded by Vale in the acquisition of CAEMI (merged by Vale). The disallowance of goodwill amortization expenses resulted in a reduction in the balance of tax losses recorded by the Company and in the collection of IRPJ and CSLL. The Company is discussing the charges at the administrative level and the potential loss is classified as possible in the amount of US$300 (R$1,558 million) as at December 31, 2020 (US$358 (R$1,445 million) as at December 31, 2019).

(b.v) Tax on Services (“ISS”)

The Company is party in a number of administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third parties asset management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As at December 31, 2020, the total amount of the possible loss is US$504 (R$2,621 million) (US$597 (R$2,405 million) as at December 31, 2019).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.vi) Penalties on the undue deduction of tax credits:

Vale has received several assessments from the Brazilian federal tax authority(“RFB”) imposing penalties resulting from the rejection by the tax authority of certain offsetting of federal debits. In these cases, the tax authority alleged that we offset taxes with improper tax credits, and issued assessments imposing fines in the amount of 50% of the amount that was unduly deducted. There is a leading case in Federal Supreme Court discussing the legal grounds for this charge, whose decision will affect all taxpayers who argue this thesis. At December 31, 2020, the total amount of fines imposed, which likelihood of loss is classified as possible, was US$297 (R$1,542 million) (US$ 381 (R$1,535 million) as at December 31, 2019).

(b.vii) Assessments regarding the disallowance of JCP:

In addition to the tax contingent liabilities presented in the table above, on February 23, 2021 (subsequent event), Vale was assessed for collection of IRPJ, CSLL and penalties in the amount of US$659 (R$3,423 million) regarding the disallowance of the JCP expenses deducted from the 2017 taxable income. There was also a reduction in tax losses, with the corresponding tax impact of US$134 (R$698 million), including penalties and interest. The Company will file an administrative appeal and, based on its assessment of the tax treatment, it believes that the likelihood of loss is possible.

(b.viii) Public civil actions seeking for the suspension of the Company’s environmental licenses:

The Company is engaged on public civil actions brought by associations representing the Kayapó and Xikrin indigenous communities, in the state of Pará, which seek to suspend the Company’s environmental licenses for Onça Puma (nickel), Salobo (copper) and S11D (iron ore). Those associations claim, among other things, that during the environmental licensing process, the Company did not perform appropriate studies on the impacts from those operations over the surrounding indigenous communities, which were ordinarily processed and approved by the competent licensing bodies and they benefit from the legal presumption of legitimacy. The Company estimates the likelihood of loss on those proceedings as possible, however, the amount of a possible loss resulting from a possible Interruption of these operations or compensatory measures to prevent the suspension of their environmental licenses cannot be reliably estimated.

c) Judicial deposits

	December 31, 2020	December 31, 2019
Tax litigations	988	1,278
Civil litigations	85	86
Labor litigations	177	246
Environmental litigations	18	41
Brumadinho event (note 23)	-	1,482
Total	1,268	3,133

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.2 billion (R$11.3 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

e) Contingent Assets

(e.i) Compulsory Loan

In 2015, the Company requested for the enforcement of the judicial decision related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment recognized by Eletrobrás as due and such requirement was granted by the court. In August 2020, the Company received US$55 (R$301 million) and the remaining amount is still under evaluation and, therefore, the contingent asset was not recognized in the Company’s financial statements.

(e.ii) ICMS included in PIS and COFINS computation tax base

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings. In one of the proceedings, the Company has obtained a definitive favorable decision (res judicata) in relation to taxable events from March 2012 onwards, therefore the Company recognized a gain of US$60 (R$313 million) in the income statement for the year ended December 31, 2020, which was calculated based on the ICMS collected during the period in which Vale was supported by a definitive favorable decision. Since there is a leading case in the Supreme Court discussing this subject, the Company may recognize an additional gain of US$14 (R$72 million) (historical amount), if prevails the thesis that the ICMS credit should be the amount stated in the invoices.

The other lawsuit, estimated at an amount of US$66 (R$343 million) (historical amount) and related to taxable events from December 2001 to February 2012, has a favorable decision, but a final decision has not been issued. Therefore, the Company did not recognize this contingent asset as at December 31, 2020.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(e.iii) Arbitration related to Simandou

In 2010, the Company acquired a 51% interest in BSG Resources Limited G (“BSGR”), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on the Company’s part.

The arbitral tribunal in London ruled in the Company’s favor and ordered BSGR to pay to the Company the amount of approximately US$2 billion (with interest and costs). BSGR went into administration in March 2018, and the Company has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

The Company intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

(e.iv) Tax Litigation in Canada

Vale Canada Limited (“VCL”) and the Canadian tax agency, affiliated with the Canadian Department of Justice, have signed an agreement on a tax dispute related to the tax treatment of receipts and expenses incurred by the VCL in merger and acquisition transactions that occurred in 2006. In 2019, the Company recognized an asset in the amount of US$162 (CAD221 million), which corresponded to the amount due from the income tax refund, including estimated interest. In 2020, the Company recognized an additional amount of US$15 (CAD21 million) related to interest. The total amount has been paid in full to the company.

Accounting policy

A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Critical accounting estimates and judgments

Litigations are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27.       Employee benefits

a) Employee postretirements obligations

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - Certain Company’s employees are participants of Vale Mais and Valiaprev plans with components of defined benefits (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2020 and 2019.

Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2020 and 2019 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefits that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The “abono complementação” benefit was overfunded as at December 31, 2020 and 2019.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2020 and 2019.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2020 and 2019.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2018	3,577	3,929	1,280
Service costs	6	55	10
Interest costs	305	153	59
Benefits paid	(433)	(249)	(62)
Effect of changes in the actuarial assumptions	718	373	176
Translation adjustment	(167)	160	42
Benefit obligation as at December 31, 2019	4,006	4,421	1,505
Service costs	7	53	18
Interest costs	222	134	64
Benefits paid	(368)	(248)	(53)
Effect of changes in the actuarial assumptions	118	271	243
Translation adjustment	(880)	1	(44)
Benefit obligation as at December 31, 2020	3,105	4,632	1,733

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2018	4,737	3,273	-
Interest income	416	123	-
Employer contributions	27	56	62
Benefits paid	(433)	(247)	(62)
Return on plan assets (excluding interest income)	757	382	-
Translation adjustment	(200)	139	-
Fair value of plan assets as at December 31, 2019	5,304	3,726	-
Interest income	298	109	-
Employer contributions	(39)	54	53
Benefits paid	(368)	(248)	(53)
Return on plan assets (excluding interest income)	(114)	305	-
Translation adjustment	(1,112)	46	-
Fair value of plan assets as at December 31, 2020	3,969	3,992	-

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,298	-	-	1,220	-	-
Interest income	74	-	-	110	-	-
Changes on asset ceiling	(278)	-	-	59	-	-
Translation adjustment	1,172	-	-	(91)	-	-
Balance at end of the year	2,266	-	-	1,298	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,105)	(317)	(465)	(4,006)	(412)	(303)
Fair value of assets	3,969	109	-	5,304	163	-
Effect of the asset ceiling	(864)	-	-	(1,298)	-	-
Liabilities	-	(208)	(465)	-	(249)	(303)

Current liabilities	-	(32)	(49)	-	(7)	(20)
Non-current liabilities	-	(176)	(416)	-	(242)	(283)
Liabilities	-	(208)	(465)	-	(249)	(303)

	Foreign plan
	December 31, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	-	(4,315)	(1,268)	-	(4,009)	(1,202)
Fair value of assets	-	3,883	-	-	3,563	-
Liabilities	-	(432)	(1,268)	-	(446)	(1,202)

Current liabilities	-	(7)	(47)	-	(6)	(46)
Non-current liabilities	-	(425)	(1,221)	-	(440)	(1,156)
Liabilities	-	(432)	(1,268)	-	(446)	(1,202)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Total
	December 31, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,298	-	-	1,220	-	-
Interest income	74	-	-	110	-	-
Changes on asset ceiling	(278)	-	-	59	-	-
Translation adjustment	1,172	-	-	(91)	-	-
Balance at end of the year	2,266	-	-	1,298	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,105)	(4,632)	(1,733)	(4,006)	(4,421)	(1,504)
Fair value of assets	3,969	3,991	-	5,304	3,726	-
Effect of the asset ceiling	(864)	-	-	(1,298)	-	-
Liabilities	-	(641)	(1,733)	-	(695)	(1,504)

Current liabilities	-	(47)	(96)	-	(13)	(76)
Non-current liabilities	-	(594)	(1,637)	-	(682)	(1,428)
Liabilities	-	(641)	(1,733)	-	(695)	(1,504)

iv. Costs recognized in the income statement

	Year ended December 31,
	2020			2019			2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	7	52	18	7	55	10	5	101	36
Interest on expense on liabilities	222	134	64	317	153	57	282	158	59
Interest income on plan assets	(297)	(107)	-	(432)	(123)	-	(406)	(127)	-
Interest expense on effect of (asset ceiling)/ onerous liability	74	-	-	114	-	-	124	-	-
Total of cost, net	6	79	82	6	85	67	5	132	95

v. Costs recognized in the statement of comprehensive income

	Year ended December 31,
	2020			2019			2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(173)	(459)	(238)	(166)	(468)	(128)	(163)	(496)	(189)
Effect of changes actuarial assumptions	(118)	(271)	(243)	(718)	(373)	(176)	(679)	172	32
Return on plan assets (excluding interest income)	(114)	305	-	757	385	-	479	(144)	-
Change of asset ceiling	278	-	-	(60)	-	-	172	-	-
Others	-	9	11	-	-	-	(1)	-	(1)
	46	43	(232)	(21)	12	(176)	(29)	28	31
Deferred income tax	(15)	(12)	82	7	(5)	63	10	(7)	(8)
Others comprehensive income	31	31	(150)	(14)	7	(113)	(19)	21	23
Translation adjustments	41	28	25	7	2	3	23	11	10
Transfers/ disposal /others	-	-	-	-	-	-	(7)	(4)	28
Accumulated other comprehensive income	(101)	(400)	(363)	(173)	(459)	(238)	(166)	(468)	(128)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil (“INSS”) benefits, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	6.62% - 7.18%	6.50%	6.16% - 7.17%	6.99% - 7.32%	7.10%	6.99% - 7.39%
Nominal average rate to determine expense/ income	6.62% - 7.18%	6.50%	N/A	6.99% - 7.32%	7.10%	N/A
Nominal average rate of salary increase	3.80%	6.00%	N/A	5.88%	6.00%	N/A
Nominal average rate of benefit increase	3.80%	6.00%	N/A	3.80%	6.00%	N/A
Immediate health care cost trend rate	N/A	N/A	6.35% - 6.91%	N/A	N/A	6.91%
Ultimate health care cost trend rate	N/A	N/A	6.35% - 6.91%	N/A	N/A	6.91%
Nominal average rate of price inflation	3.31% - 3.80%	3.50%	3.25% - 3.80%	3.80%	4.00%	3.80%

	Foreign
	December 31, 2020		December 31, 2019
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	2.43%	2.62%	2.96%	3.04%
Nominal average rate to determine expense/ income	3.04%	3.04%	3.57%	3.66%
Nominal average rate of salary increase	3.21%	N/A	3.17%	N/A
Nominal average rate of benefit increase	3.00%	N/A	3.00%	N/A
Immediate health care cost trend rate	N/A	5.35%	N/A	5.58%
Ultimate health care cost trend rate	N/A	4.56%	N/A	4.55%
Nominal average rate of price inflation	2.08%	N/A	2.10%	N/A

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Effect on actuarial liability balance	2,838	4,064	1,509
Assumptions made	7.62%	4.20%	4.64%

Nominal discount rate - 1% reduction
Effect on actuarial liability balance	3,424	5,295	2,016
Assumptions made	5.62%	2.20%	2.64%

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2020 and 2019 includes respectively (i) investments in a portfolio of Vale’s stock and other instruments in the amount of US$20 and US$27, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$3,612 and US$4,523, which are presented as “Debt securities governments” and “Investments funds – Fixed”

Foreign plan assets as at December 31, 2020 and 2019 includes Canadian Government securities in the amount of US$688 and US$633, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities - Corporate	-	42	-	42	-	48	-	48
Debt securities - Government	1,840	-	-	1,840	2,716	-	-	2,716
Investments funds - Fixed Income	2,242	-	-	2,242	2,668	-	-	2,668
Investments funds - Equity	396	-	-	396	556	-	-	556
International investments	32	-	-	32	28	-	-	28
Structured investments - Private Equity funds	-	-	126	126	-	-	157	157
Structured investments - Real estate funds	124	-	5	129	160	-	17	177
Real estate	-	-	255	255	-	-	323	323
Loans to participants	-	-	105	105	-	-	141	141
Total	4,633	42	491	5,166	6,128	48	638	6,814
Funds not related to risk plans (i)				(1,197)				(1,510)
Fair value of plan assets at end of year				3,969				5,304

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	December 31, 2020
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2018	159	15	339	160	673
Return on plan assets	8	-	8	19	35
Assets purchases	1	2	4	46	53
Assets sold during the year	(4)	-	(13)	(79)	(96)
Translation adjustment	(7)	-	(15)	(5)	(27)
Balance as at December 31, 2019	157	17	323	141	638
Return on plan assets	18	(8)	9	19	38
Assets purchases	1	1	10	117	129
Assets sold during the year	(15)	-	(14)	(141)	(170)
Translation adjustment	(35)	(4)	(72)	(32)	(143)
Balance as at December 31, 2020	126	5	255	104	491

x.	Underfunded pension plans

Assets by category are as follows:

	December 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	102	-	102	-	56	-	56
Equity securities	1,565	-	-	1,565	1,409	2	-	1,411
Debt securities - Corporate	-	519	-	519	-	507	-	507
Debt securities - Government	132	690	-	822	156	634	-	790
Investments funds - Fixed Income	36	158	-	194	49	339	-	388
Investments funds - Equity	1	350	-	351	2	135	-	137
Structured investments - Private Equity funds	-	-	250	250	-	-	212	212
Real estate	-	-	5	5	-	-	55	55
Loans to participants	-	-	2	2	-	-	3	3
Others	-	-	179	179	2	-	165	167
Total	1,735	1,819	437	3,991	1,618	1,673	435	3,726

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2018	213	51	3	165	432
Return on plan assets	11	4	-	5	20
Assets purchases	18	-	-	-	18
Assets sold during the year	(32)	-	(1)	(4)	(37)
Translation adjustment	2	-	1	(1)	2
Balance as at December 31, 2019	212	55	3	165	435
Return on plan assets	1	(1)	-	-	-
Assets purchases	20	-	-	-	20
Assets sold during the year	(33)	-	-	-	(33)
Translation adjustment	50	(49)	(1)	15	15
Balance as at December 31, 2020	250	5	2	180	437

xi. Disbursement of future cash flow

Vale expects to disburse US$57 in 2021 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits
2021	215	239	17
2022	220	237	18
2023	224	238	19
2024	227	239	20
2025	230	238	21
2026 and thereafter	1,177	1,175	119

b)        Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$353, US$289 and US$503 for the years ended on December 31, 2020, 2019 and 2018, respectively.

c)       Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans includes Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee’s retention and stimulating their performance.

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale’s performance factor measured based on indicators of total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2020, 2019 and 2018 the Company recognized in the income statement the amounts of US$71, US$39 and US$95, respectively, related to long-term compensation plan.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv. Non-current benefits – pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28.	Stockholders’ equity

a)       Share capital

As at December 31, 2020, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

	December 31, 2020
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,940,863,859	-	1,940,863,859
Litela	519,733,209	-	519,733,209
Capital World Investors	298,099,389	-	298,099,389
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	272,614,219	-	272,614,219
Capital Research Global Investors	270,162,721	-	270,162,721
Non-Brazilian investors	1,887,304,559	-	1,887,304,559
Brazilian investors	1,301,742,524	-	1,301,742,524
Golden shares	-	12	12
Total outstanding (without shares in treasury)	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total capital	5,284,474,770	12	5,284,474,782

The Company used 1,628,485 from its treasury shares (2019:2,024,059) for the share-based payment program of its executives (Matching program), in the amount of US$14 (2019:US$22) recognized as “Treasury shares utilized in the year” in the Statement of Changes in Equity for the year ended December 31, 2020.

The Company holds shares in treasury for future sale, cancellation or for the Matching program. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of shares.

b)       Company’s remuneration policy

On July 29, 2020, the Board of Directors approved the resumption of the stockholders´ remuneration policy, which was suspended as a result of the Brumadinho dam failure. This policy set a semi-annual payment that is calculated by applying 30% of Adjusted EBITDA less sustaining capital expenditures, subject to availability of profit reserves as required by the Brazilian corporate law.

In addition, the Board of Directors approved the payment of dividends in the amount of US$3,350 (R$18,637 million) on September 30, 2020. Of that amount, US$2,191 (R$12,350 million), equivalent to R$2.407510720 per share, is the remuneration for the first half of 2020, in connection with the Company’s remuneration policy. This amount was paid from the Company’s profit reserves as presented below in “Profit Reserves”.

The remaining amount of US$1,159 (R$6,287 million) relates to the interest on stockholder’s equity declared in December 2019, corresponding to the gross amount of US$1,324 (R$7,253 million), equivalent to R$1.414364369 per share. The income tax in amount of US$165 was paid in 2019.

c)       Profit distribution

2020
Net income of the year	4,881
Appropriation to legal reserve	(251)
Appropriation to tax incentive reserve	(2)
Net income after appropriations to legal reserve and tax incentive reserve	4,628
Minimum mandatory remuneration	1,152
Additional Stockholders’ remuneration (i)	2,820
Appropriation to investments reserve	656

(i) Interim dividends calculated based on the September 30, 2020 balance sheet.

(c.i) Stockholder’s remuneration

On February 25, 2021 (subsequent event), based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972 (R$21,866 million), equivalent to R$4.262386983 per share, to be paid on March 15, 2021, of which US$779 (R$4,288 million) will be in the form of interest on stockholders’ equity and US$3,193 (R$17,578 million) in the form of dividends.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Of the total amount, US$1,152 (R$6,342 million) represents the minimum mandatory remuneration for 2020 year end, based on the Company's by-laws, which determines 25% of net income, after appropriations to legal reserve and tax incentive reserve, as the minimum remuneration to stockholders. This amount is recorded as a liability under “Dividends payable” as at December 31, 2020. The remaining amount of US$2,820 (R$15,524 million) was approved as an additional remuneration to the Company’s stockholders, and is presented in Equity as “additional remuneration reserve” as at December 31, 2020.

(c.ii) Profit reserves

	Legal reserve	Tax incentive reserve	Investments reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2018	1,722	882	8,364	-	10,968
Allocation of loss	-	-	(1,683)	-	(1,683)
Dividends and interest on capital of Vale’s stockholders	-	-	(1,767)	-	(1,767)
Translation adjustment	(66)	(34)	(328)	-	(428)
Balance as at December 31, 2019	1,656	848	4,586	-	7,090
Allocation of income	251	2	656	2,820	3,729
Dividends and interest on capital of Vale’s stockholders	-	-	(2,329)	-	(2,329)
Translation adjustment	(365)	(191)	(1,059)	167	(1,448)
Balance as at December 31, 2020	1,542	659	1,854	2,987	7,042

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over than 50% of the annual distributable net income can be retained based on the capital investments budget submitted for approval in the Stockholder’s Meeting, pursuant to article 196 of the Law 6,404.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

d)       Others reserves

	Retirement benefit obligations	Fair value adjustment to investment in equity securities	Results on conversion of shares	Net ownership changes in subsidiaries	Total of other reserves
Balance as at December 31, 2018	(755)	60	(490)	(970)	(2,155)
Other comprehensive income	(126)	(184)	-	-	(310)
Translation adjustment	12	-	-	-	12
Acquisitions and disposal of noncontrolling interest	-	-	-	343	343
Balance as at December 31, 2019	(869)	(124)	(490)	(627)	(2,110)
Other comprehensive income	(88)	101	-	-	13
Translation adjustment	92	162	-	-	254
Acquisitions and disposal of noncontrolling interest	-	-	-	(213)	(213)
Balance as at December 31, 2020	(865)	139	(490)	(840)	(2,056)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Shareholders Agreement

At the General Extraordinary Stockholders’ Meeting, held on June 27, 2017, stockholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling stockholder). The corporate restructuring was based on (i) conversion of Company class “A” preferred shares into common shares; (ii) amendment of Vale’s by-laws, to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders’ agreement (“Vale Agreement”) that binds only 20% of the totality of Vale’s common shares issued by Vale, with no provision for renewal, in order to provide stability to the Company and adjust its corporate governance structure during the transition period to become a dispersed capital company. The Vale Agreement expired on November 10, 2020, therefore, the votes, belonging to the shareholders who signed the Vale Agreement are no longer bound by an agreement.

Accounting policy

Share capital and treasury shares - Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

29.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Year ended December 31,
	2020
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	372	240	185	797
Cost and operating expenses	(951)	(25)	-	(976)
Financial result	27	2	(49)	(20)

	Year ended December 31,
	2019
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	374	294	204	872
Cost and operating expenses	(1,749)	(32)	-	(1,781)
Financial result	49	(1)	(29)	19

	Year ended December 31,
	2018
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	352	309	207	868
Cost and operating expenses	(2,269)	(39)	-	(2,308)
Financial result	115	-	(115)	-

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistic Corridor.

b)       Outstanding balances with related parties

	December 31, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders (iii)	Total	Joint Ventures	Associates	Major stockholders (iii)	Total
Assets
Cash and cash equivalents	-	-	2,082	2,082	-	-	1,384	1,384
Accounts receivable	109	45	2	156	91	22	5	118
Dividends receivable	19	-	-	19	83	6	-	89
Loans (i)	1,118	-	-	1,118	1,919	-	-	1,919
Derivatives financial instruments	-	-	2	2	-	-	42	42
Other assets	68	2	-	70	65	-	-	65

Liabilities
Supplier and contractors	121	10	35	166	302	28	37	367
Loans (ii)	-	1,433	944	2,377	-	1,367	1,688	3,055
Derivatives financial instruments	-	-	242	242	-	-	64	64
Other liabilities	235	-	-	235	569	-	-	569

(i) Refers to the loan with Nacala BV., which carries interest at the average rate of 8.2% p.a. and maturity at 2034. In 2020, the Company recognized an impairment of this receivable in the amount of US$798 (note18).

(ii) Mainly relates to Vale Moçambique’s loan payable to an entity controlled by one of its non-controlling shareholders, which carries interest at 5.83% p.a. and maturity at 2034.

(iii) Refers to regular financial instruments with large financial institutions of which the stockholders were part of the controlling “shareholders’ agreement”, which has expired on November 10, 2020 (note 28(e)).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       The key management personnel remuneration

	Year ended December 31,
	2020	2019	2018
Short-term benefits
Wages	9	8	8
Direct and indirect benefits	16	11	11
Profit sharing program (“PLR”)	8	1	10
	33	20	29
Long-term benefits
Shares based	-	-	3

Severance	7	4	20
	40	24	52

The amounts described above include the Board of Directors and the Executive Officers and are presented on a cash basis.

30.       Commitments

a) Contractual obligations

Mainly relates to agreements for the acquisition of fuel, energy and the acquisition of raw materials and services. The required and non-cancelable minimum payments related to contractual obligations as at December 31, 2020 are as follows:

	December 31, 2020	December 31, 2019
Purchase obligations	6,991	5,510
Purchase energy	2,945	3,567
Total minimum payments required	9,936	9,077

b) Financial guarantees provided

As at December 31, 2020 and 2019, corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,557 and US$1,655, respectively. The fair value of this financial guarantees in December 31, 2020 and 2019 totaled US$877 and US$525, respectively, and is recorded in the balance sheet as “Others non-current liabilities”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: February 25, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations